

Criticalmath

A MOST _UNUSUAL_ MUTUAL FUND

Annual Report
January 31, 2007

1-866-263-9260
www.unusualfund.com

Distributed by Aquarius Fund Distributors, LLC
NASD Member

TO SHAREHOLDERS OF THE CRITICAL MATH FUND
January 31, 2007



The Critical Math Fund (the "Fund") was launched on February 24, 2006. The strategy of the Fund is to invest aggressively when our proprietary models indicate an uptrend in the equity markets in which we invest. When those models indicate a downtrend, we seek to be very defensive and to attempt to limit volatility to the extent practicable.

During the first few months of the Fund's existence, as markets increased, the Critical Math Fund reached greater highs than the S&P 500 Index, the Nasdaq Composite Index and the Russell 2000 Index. When the market weakened in May, June and July, the Fund declined less than the above-mentioned indices. As an example, between Fund inception and July of 2006, the S&P 500 Index lost as much as 5%, while the Russell 2000 Index lost as much as 9% and the Nasdaq Composite lost as much as 12%. During the same period, the Fund was down as much as 2.3%. When the markets rallied in the second half of 2006, our technical models suggested that the strength of the uptrend was not strong enough to re-enter the equity indices until mid-October. As it turned out the market rose even though our models indicated the trend recovery was weak. Because of our conservative re-entry approach the benchmarks outperformed the Fund during the period. Since October and our re-entry into more aggressive equity positions, the Fund gained more than 5%, to close January 31, 2007 up 3.9% since inception.

> *The Fund performance data quoted here represents past performance. Current performance may be lower or higher than the performance data quoted above. Investment return and principal value will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost. Past performance is no guarantee of future results. The returns shown do not reflect taxes that a shareholder would pay on fund distributions or on the redemption of fund shares. A Fund's performance, especially for very short periods of time, should not be the sole factor in making your investment decisions. For performance information current to the most recent month-end, please call toll-free 866-263-9260. The Fund charges a fee of 2.00% on redemption of shares held less than 90 days and a fee of 0.50% on redemption of shares held less than 1 year. The performance figures stated above do not reflect the deduction of these fees. Had such a fee been deducted, performance figures would have been lower.*

The Fund invests in both equity index funds and individual equity securities. Our technical and fundamental, proprietary, rule-based models suggest when to be invested in the equity markets and when to be invested in cash instruments. Since inception, the Fund has been invested in cash instruments as low as 2% of overall assets and as high as 93%. This percentage can be as low as zero and as high as 100%.

We believe our models have fulfilled our objectives during this period. We believe that any index or any stock can, at any given time, be either an attractive buy or an unattractive hold. History has shown that many stocks that have done very well for a period of time, have also done very poorly in other periods. Our models are designed to alert us to the differences and to buy, hold or sell accordingly.

Historical performance results for investment indices and/or categories have been provided for general comparison purposes only. They generally do not reflect the deduction of transaction and/or custodial charges, the deduction of an investment management fee, nor the impact of taxes, the incurrence of which would have the effect of decreasing historical performance results. It should not be assumed that your account holdings correspond directly to any comparative indices. Past performance may not be indicative of future results and does not reflect the impact of taxes on non-qualified accounts. The data herein is not guaranteed. You cannot invest directly in an index.

The Standard & Poor's 500 Stock Index (also referred to as the "S&P 500") is an index widely regarded as an indicator of U.S. large company stock market performance. The S&P 500 Index consists of 500 leading companies diversified across approximately 90 different industries.

The Russell 2000 Index tracks the performance of the smallest companies contained in the Russell 3000 Index. The average market capitalization of companies represented in the Index is $526 million, with the largest company having $1.5 billion in market capitalization. Because the Index focuses on so many smaller companies, it is highly diversified.

The NASDAQ Composite Index tracks the more than 5,000 companies listed on the NASDAQ Stock Exchange and includes domestic and non-US companies of varying sizes. Each company represented in the index is weighted based on its market value.

Investors should consider the investment objectives, risks, charges and expenses of the Critical Math Fund carefully before investing. The prospectus contains this and other information about the Fund and should be read carefully before investing. A prospectus for this fund can be obtained on the web at www.unusualfund.com or by calling 866-263-9260. The Critical Math Fund is distributed by Aquarius Fund Distributors, LLC member NASD/SIPC

0323-AFD-4/4/2007

The Critical Math Fund
PORTFOLIO REVIEW
January 31, 2007

The Fund's performance figures* for the period ending January 31, 2007, compared to its benchmarks:

	Six Months	Inception** – January 31, 2007
The Critical Math Fund	4.29%	3.88%
The Critical Math Fund – *with sales charge (CDSC)*	3.79%	3.38%
S&P 500 Index	13.75%	13.45%
NASDAQ OTC Composite	17.81%	7.73%

Comparison of the Change in Value of a $10,000 Investment



* The Performance data quoted is historical. Past performance is no guarantee of future results. Current performance may be higher or lower than the performance data quoted. The principal value and investment return of an investment will fluctuate so that your shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemptions of Fund shares. For performance information current to the most recent month-end, please call 1-866-263-9260.

** Inception date is February 24, 2006.

The Fund's Top Sectors are as follows:

<u>Sectors</u>	<u>% of Net Assets</u>
Open-End Mutual Funds	65.1%
Oil & Gas	6.3%
Finance	3.5%
Insurance	2.5%
Electric	1.7%
Other, Cash & Cash Equivalents	20.9%
	100.00%

The Critical Math Fund
PORTFOLIO OF INVESTMENTS
January 31, 2007

Shares		Value
	COMMON STOCKS - 14.0%	
	ELECTRIC - 1.7%	
16,800	Cleco Corp.	$ 429,072
	FINANCE - 3.5%	
5,500	Bear Stearns Company, Inc.	906,675
	INSURANCE - 2.5%	
15,500	AXA - ADR	658,285
	OIL & GAS - 6.3%	
15,900	Energen Corp.	735,852
29,350	Nabors Industries Ltd. *	888,718
		1,624,570
	TOTAL COMMON STOCKS (Cost $3,482,197)	3,618,602
	OPEN-END MUTUAL FUNDS - 65.1%	
311,473	Rydex Russell 2000 Advantage Fund *	11,621,043
180,729	Rydex Dynamic Russell 2000	5,206,800
		16,827,843
	TOTAL OPEN-END MUTUAL FUNDS (Cost $15,927,586)	16,827,843
	SHORT-TERM INVESTMENTS - 17.9%	
	INVESTMENT COMPANY - 0.5%	
132,559	Goldman Sachs Financial Square Funds, Prime Obligations Portfolio, to yield 4.95%, due 2/1/07	132,559

See accompanying notes to financial statements.

4

The Critical Math Fund

PORTFOLIO OF INVESTMENTS (Continued)

January 31, 2007

Principal Amount		Value
	U.S. GOVERNMENT & AGENCY OBLIGATIONS - 17.4%	
$ 4,500,000	Federal Home Loan Bank Discount Notes, to yield 5.033%, due 2/1/07	$ 4,500,000
	TOTAL SHORT-TERM INVESTMENTS (Cost $4,632,559)	4,632,559
	TOTAL INVESTMENTS - 97.0% (Cost $24,042,342) (a)	**$ 25,079,004**
	OTHER ASSETS & LIABILITIES - 3.0%	786,443
	NET ASSETS - 100.0%	**$ 25,865,447**

(a) Represents cost for financial reporting purposes. Aggregate cost for federal tax purposes is $24,046,729 and differs from market value by net unrealized appreciation (depreciation) of securities as follows:

Unrealized appreciation	$	1,033,710
Unrealized depreciation		(1,435)
Net unrealized appreciation	$	1,032,275

* Non-Income producing security.

ADR - American Depositary Receipt

See accompanying notes to financial statements.

The Critical Math Fund
STATEMENT OF ASSETS AND LIABILITIES
January 31, 2007

ASSETS

Investment securities:		
At cost	$	24,042,342
At value	$	25,079,004
Receivable for securities sold		871,734
Dividends and interest receivable		420
Prepaid expenses and other assets		663
TOTAL ASSETS		25,951,821

LIABILITIES

Investment advisory fees payable		23,033
Distribution (12b-1) fees payable		23,031
Administration fees payable		4,251
Transfer agent fees payable		4,013
Fund accounting fees payable		3,721
Custody fees payable		2,320
Compliance officer fees payable		2,090
Accrued expenses and other liabilities		23,915
TOTAL LIABILITIES		86,374
NET ASSETS	$	**25,865,447**

Net Assets Consist Of:

Paid in capital [$0 par value, unlimited shares authorized]	$	24,965,865
Distribution in excess of net investment income		(14,063)
Accumulated net realized loss from security transactions		(123,017)
Net unrealized appreciation of investments		1,036,662
NET ASSETS	$	**25,865,447**
Shares of beneficial interest		**2,498,295**
Net asset value and redemption price per share (a)	$	**10.35**

(a) Redemptions made within 90 days of purchase may be assessed a redemption fee of 2.00% and redemptions made within one year of purchase may be charged a contingent deferred sales charge of 0.50%. Neither the redemption fee nor the contingent deferred sales charge will apply to shares purchased prior to June 1, 2006.

See accompanying notes to financial statements.

The Critical Math Fund
STATEMENT OF OPERATIONS
For the Period Ended January 31, 2007 (a)

INVESTMENT INCOME

Interest	$	589,888
Dividends		95,938
TOTAL INVESTMENT INCOME		685,826

EXPENSES

Investment advisory fees	232,706
Distribution (12b-1) fees	232,706
Administrative services fees	46,768
Professional fees	30,484
Accounting services fees	18,453
Transfer agent fees	16,297
Compliance officer fees	13,328
Printing and postage expenses	12,174
Registration fees	11,174
Insurance expense	9,497
Custodian fees	8,576
Trustees' fees and expenses	6,004
Other expenses	3,997
TOTAL EXPENSES	642,164
NET INVESTMENT INCOME	43,662

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized loss from security transactions	(559,251)
Distributions of realized gains from underlying investment companies	436,234
Net change in unrealized appreciation of investments	1,036,662
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS	913,645

NET INCREASE IN NET ASSETS FROM OPERATIONS	$	957,307

(a) The Critical Math Fund commenced operations February 24, 2006.

See accompanying notes to financial statements

<h1 style="text-align:center">*The Critical Math Fund*</h1>
<h2 style="text-align:center">STATEMENT OF CHANGES IN NET ASSETS</h2>

	For the Period Ended January 31, 2007 (a)
FROM OPERATIONS	
Net investment income	$ 43,662
Net realized loss from security transactions	(559,251)
Distributions of realized gains from underlying investment companies	436,234
Net change in unrealized appreciation of investments	1,036,662
Net increase in net assets resulting from operations	957,307
DISTRIBUTIONS TO SHAREHOLDERS	
From net investment income	(94,087)
Net decrease in net assets from distributions to shareholders	(94,087)
FROM SHARES OF BENEFICIAL INTEREST	
Proceeds from shares sold	26,727,295
Net asset value of shares issued in reinvestment of distributions to shareholders	94,087
Payments for shares redeemed	(1,819,155)
Net increase in net assets from shares of beneficial interest	25,002,227
TOTAL INCREASE IN NET ASSETS	25,865,447
NET ASSETS	
Beginning of Period	-
End of Period*	$ **25,865,447**
* Includes distibution in excess of net investment income of:	$ (14,063)
SHARE ACTIVITY	
Shares Sold	2,668,722
Shares Reinvested	9,126
Shares Redeemed	(179,553)
Net increase in shares of beneficial interest outstanding	2,498,295

(a) The Critical Math Fund commenced operations February 24, 2006.

See accompanying notes to financial statements.

The Critical Math Fund

FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout The Period

	Period Ended January 31, 2007 (1)
Net asset value, beginning of period	$ 10.00
Activity from investment operations:	
Net investment income	0.02
Net realized and unrealized gain on investments	0.37
Total from investment operations	0.39
Less distributions from:	
Net investment income	(0.04)
Total distributions	(0.04)
Net asset value, end of period	$ 10.35
Total return (2)(5)	3.88%
Net assets, end of period (000s)	$ 25,865
Ratio of expenses to average net assets (4)	2.76% (3)
Ratio of net investment income to average net assets (4)	0.19% (3)
Portfolio Turnover Rate	694% (5)

(1) The Critical Math Fund commenced operations on February 24, 2006.

(2) Total return shown excludes the effect of applicable sales loads/redemption fees.

(3) Annualized.

(4) The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying investment companies in which the Fund invests.

(5) Not annualized.

See accompanying notes to financial statements.

The Critical Math Fund
NOTES TO FINANCIAL STATEMENTS
January 31, 2007

1. ORGANIZATION

The Critical Math Fund (the "Fund") is a diversified series of shares of beneficial interest of Northern Lights Fund Trust (the "Trust"), a trust organized under the laws of the State of Delaware, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Fund seeks growth and risk-adjusted total return.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses for the period. Actual results could differ from those estimates.

Securities valuation – Securities listed on an exchange are valued at the last reported sale price at the close of the regular trading session of the exchange on the business day as of which such value is being determined and securities listed on NASDAQ are valued at the NASDAQ Official Closing Price. If market quotations are not readily available or if the Advisor believes the market quotations are not reflective of market value, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Fund's Board of Trustees (the "Board") on a quarterly basis, in accordance with procedures approved by the Board. Short-term debt obligations having 60 days or less remaining until maturity, at time of purchase, are valued at amortized cost. Investments in open-end investment companies are valued at net asset value.

In September of 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurement" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Fund believes the adoption of SFAS 157 will have no material impact on its financial statements. However, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Security transactions and related income – Security transactions are accounted for on trade date. Interest income is recognized on an accrual basis. Discounts are accreted and premiums are amortized on securities purchased over the lives of the respective securities. Dividend income is recorded on the ex-dividend date. Realized gains or losses from sales of securities are determined by comparing the identified cost of the security lot sold with the net sales proceeds.

Dividends and distributions to shareholders – Dividends from net investment income, if any, are declared and paid annually. Distributable net realized capital gains, if any, are declared and distributed annually. Dividends from net investment income and distributions from net realized gains are determined in accordance with federal income tax regulations, which may differ from GAAP. These "book/tax" differences are considered either temporary (e.g., deferred losses, capital loss carryforwards) or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the composition of net assets based on their federal tax-basis treatment; temporary differences do not require reclassification.

Federal income tax – It is the Fund's policy to continue to qualify as a regulated investment company by complying with the provisions of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all of its taxable income and net realized gains to shareholders. Therefore, no federal income tax provision is required. On July 13, 2006, FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes' ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. FIN 48 is to be implemented no later than July 31, 2007 and is to be applied to all open tax years. At this time management believes that the adoption of FIN 48 will have no impact on the financial statements of the fund.

As of January 31, 2007, the Fund has $118,630 in capital loss carry forwards available to offset future capital gains through January 31, 2015, if any.

Indemnification – The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

3. INVESTMENT TRANSACTIONS

For the period ended January 31, 2007, cost of purchases and proceeds from sales of portfolio securities, other than short-term investments and U.S. Government securities, amounted to $110,770,573 and $90,801,539, respectively.

The Critical Math Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
January 31, 2007

4. INVESTMENT ADVISORY AGREEMENT / TRANSACTIONS WITH AFFILIATES

The business activities of the Fund are supervised under the direction of the Board, which is responsible for the overall management of the Fund. Critical Math Advisors, LLC serves as the Fund's Investment Advisor (the "Advisor"). The Fund has employed Gemini Fund Services, LLC ("GFS") to provide administration, fund accounting, and transfer agent services. A Trustee and certain officers of the Fund are also officers of GFS, and are not paid any fees directly by the Fund for serving in such capacities.

Pursuant to an Advisory Agreement with the Fund, the Advisor, under the supervision of the Board, oversees the daily operations of the Fund and supervises the performance of administrative and professional services provided by others. As compensation for its services and the related expenses borne by the Advisor, the Fund pays the Advisor a management fee, computed and accrued daily and paid monthly, at an annual rate of 1.00% of the Fund's average daily net assets.

Pursuant to a written contract (the "Waiver Agreement"), the Advisor has agreed, at least until May 31, 2008, to waive a portion of its advisory fee and has agreed to reimburse the Fund for other expenses to the extent necessary so that the total expenses incurred by the Fund (excluding contingent sales loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses, such as litigation, not incurred in the ordinary course of the Fund's business) do not exceed 2.99% per annum of the Fund's average daily net assets.

If the Advisor waives any fee or reimburses any expense pursuant to the Waiver Agreement, and the Fund's Operating Expenses are subsequently less than 2.99% of average daily net assets, the Advisor shall be entitled to reimbursement by the Fund for such waived fees or reimbursed expenses provided that such reimbursement does not cause the Fund's expenses to exceed 2.99% of average daily net assets. If Fund Operating Expenses subsequently exceed 2.99% per annum of the Fund's average daily net assets, the reimbursements shall be suspended. The Advisor may seek reimbursement only for expenses waived or paid by it during the three fiscal years prior to such reimbursement; provided, however, that such expenses may only be reimbursed to the extent they were waived or paid after the date of the Waiver Agreement (or any similar agreement).   No amounts will be paid to the advisor in any fiscal quarter unless the Board determines that reimbursement is in the best interests of the Fund and its shareholders.

The Board has adopted a Distribution Plan and Agreement (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan provides that a monthly service and/or distribution fee is calculated by the Fund at an annual rate of 1.00% of its average daily net assets and is paid to Aquarius Fund Distributors, LLC (the "Distributor") to provide compensation for ongoing shareholder servicing and distribution-related activities. A portion of the fee payable pursuant to the plan, equal to 0.25% of average daily net assets, is currently characterized as a service fee, which may be paid out to entities providing maintenance of shareholder accounts and certain other shareholder services. The Advisor may receive such service fees with respect to Fund accounts for which it provides shareholder servicing.

The Distributor acts as the Fund's principal underwriter in a continuous public offering of the Fund's shares and is an affiliate of GFS.

Pursuant to separate servicing agreements, GFS is compensated for providing *administration, fund accounting, transfer agency and custody administration* services to the Fund as follows:

Administration. The Fund pays GFS an asset-based fee in decreasing amounts as Fund assets reach certain breakpoints. The Fund is subject to a minimum annual fee*. The Fund also pays GFS for any out-of-pocket expenses. Fees are billed monthly as follows:

The greater of:
A minimum annual fee of $40,000 or
- 10 basis points or 0.10% per annum on the first $100 million in net assets
- 8 basis points or 0.08% per annum on the next $150 million in net assets
- 6 basis points or 0.06% per annum on net assets greater than $250 million

Fund Accounting. Total charges for Fund Accounting services include asset-based fees and out-of-pocket expenses. Fees are calculated based upon the average net assets of the Fund for the previous month. The Fund pays GFS a base annual fee of $24,000 plus a basis point fee* in decreasing amounts as Fund assets reach certain breakpoints, as follows:

- 2 basis points or 0.02% on net assets of $25 million to $100 million
- 1 basis point or 0.01% on net assets greater than $100 million

The Critical Math Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
January 31, 2007

Transfer Agency. For the services rendered by GFS in its capacity as transfer agent, the Fund pays GFS transfer agent fees*, out-of-pocket expenses, activity charges, and special report charges.   The fees are billed monthly as follows:

-   The greater of the annual minimum or per account charges.   The annual minimum is $15,000 and the per account charge is $14.00 for open accounts and $2.00 for closed accounts.

Custody Administration. Pursuant to the terms of the Fund's Custody Administration Agreement with GFS (the "Custody Administration Agreement"), the Fund pays an asset-based fee in decreasing amounts as Fund assets reach certain breakpoints.* The Fund also pays certain transaction fees and out-of-pocket expenses pursuant to the Custody Administration Agreement. GFS's fees collected for the period ended January 31, 2007 was $591. The Custody fees listed in the Statement of Operations include the fees paid to GFS pursuant to the Custody Administration Agreement.

In addition, certain affiliates of GFS provide ancillary services to the Fund(s) as follows:

Fund Compliance Services, LLC ("FCS"), an affiliate of GFS, provides a Chief Compliance Officer ("CCO") to the Trust, as well as related compliance services, pursuant to a consulting agreement between FCS and the Trust. Under the terms of such agreement, FCS receives from the Fund an annual fee, payable quarterly, and is reimbursed for out-of-pocket expenses. For the period ended January 31, 2007, the Fund incurred expenses of $13,328 for compliance services pursuant to the Trust's Agreement with FCS.

GemCom, LLC ("GemCom"), an affiliate of GFS, provides EDGAR conversion and filing services as well as print management services for the Funds on an ad-hoc basis. For EDGAR services, GemCom charges a per-page conversion fee and a flat filing fee.   For the period ended January 31, 2007, GemCom collected amounts totaling $4,112 for EDGAR and printing services performed.

* These fees may be subject to certain discounts.

5. REDEMPTION FEES

The Fund may assess a short-term redemption fee of 2.00% of the total redemption amount if shareholders sell their shares after holding them for less than 90 days. The redemption fee is paid directly to the Fund. For the period ended January 31, 2007, the Fund assessed no redemption fees.

The Critical Math Fund
NOTES TO FINANCIAL STATEMENTS (Continued)
January 31, 2007

6. DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF CAPITAL

The tax character of fund distributions for the following periods was as follows:

	January 31, 2007
Ordinary Income	$ 94,087
Net Long-Term Capital Gain	-

As of January 31, 2007, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Ordinary Income	Long-Term Gains	Other Book/Tax Differences	Capital Loss Carry Forwards	Appreciation/ (Depreciation)	Accumulated Earnings/(Deficits)
$ -	$ -	$ (14,063)	$ (118,630)	$ 1,032,275	$ 899,582

The difference between book basis and tax basis unrealized appreciation is attributable to the tax deferral of losses on wash sales.

Permanent book and tax differences, which are due to distributions in excess of net investment income which were necessary to satisfy the Fund's excise distribution requirements, resulted in reclassification for the period ended January 31, 2007 as follows: a decrease in paid-in capital of $36,362 and an increase in accumulated net investment loss of $36,362.

7. UNDERLYING INVESTMENT IN OTHER INVESTMENT COMPANIES

The Fund currently seeks to achieve its investment objective by investing a portion of its assets in RYDEX Series Funds: RYDEX Russell 2000 Advantage Fund (the "Portfolio"), a registered open-end management investment company, from time-to-time. The Fund may redeem its investment from the Portfolio at any time if the Advisor determines that it is in the best interest of the Fund and its shareholders to do so.

The performance of the Fund may be directly affected by the performance of the Portfolio. The financial statements of the Portfolio, including the schedule of investments, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements. As of January 31, 2007, the percentage of the Fund's net assets invested in the Portfolio was 44.93%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Trustees of Northern Lights Fund Trust
and the Shareholders of The Critical Math Fund**

We have audited the accompanying statement of assets and liabilities of The Critical Math Fund, a series of shares of beneficial interest of the Northern Lights Fund Trust, including the portfolio of investments, as of January 31, 2007, the related statement of operations and the statement of changes in net assets, and the financial highlights for the period February 24, 2006 (commencement of operations) through January 31, 2007. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 2007 by correspondence with the custodian and transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Critical Math Fund as of January 31, 2007, the results of its operations, the changes in its net assets and its financial highlights for the period February 24, 2006 through January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP

**Philadelphia, Pennsylvania
March 13, 2007**

The Critical Math Fund
EXPENSE EXAMPLES
January 31, 2007 (Unaudited)

As a shareholder of the Critical Math Fund, you incur two types of costs: (1) transaction costs, including contingent deferred sales charges (CDSCs) and redemption fees; (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Critical Math Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from August 1, 2006 through January 31, 2007.

Actual Expenses

The "Actual Expenses" line in the table below provides information about actual account values and actual expenses. You may use the information below, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The "Hypothetical" line in the table below provides information about hypothetical account values and hypothetical expenses based on the Critical Math Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balances or expenses you paid for the period. You may use this information to compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or redemption fees. Therefore, the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/1/06	Ending Account Value 1/31/07	Expenses Paid During Period 8/1/06 – 1/31/07*	Expense Ratio During Period ** 8/1/06 – 1/31/07
Actual	$1,000.00	$1,042.90	$14.06	2.73%

	Beginning Account Value 8/1/06	Ending Account Value 1/31/07	Expenses Paid During Period 8/1/06 – 1/31/07*	Expense Ratio During Period ** 8/1/06 – 1/31/07
Hypothetical (5% return before expenses)	$1,000.00	$1,011.44	$13.84	2.73%

*Expenses are equal to the average account value over the period, multiplied by the Fund's annualized expense ratio, multiplied by the number of days in the period (184) divided by the number of days in the fiscal year (365).
**Annualized.

The Critical Math Fund
SUPPLEMENTAL INFORMATION
January 31, 2007 (Unaudited)

FACTORS CONSIDERED BY THE BOARD OF TRUSTEES APPROVING THE ADVISORY AGREEMENT

In connection with a regular Board meeting held on December 19, 2005 (the "Meeting"), the Board, including the Independent Trustees, discussed the approval of an Investment Advisory Agreement (the "Agreement") between the Trust and Critical Math Advisors LLC (the "Adviser"), on behalf of Critical Math Fund (the "Fund"). The Trustees were advised by counsel of their duties and obligations under the federal securities laws with respect to approving advisory agreements, and the criteria to be considered, such as: the nature, extent and quality of services to be provided by the Adviser; the historic investment performance of the Adviser; the cost of services to be provided and the profits to be realized by the Adviser and its affiliates; the extent to which economies of scale will be realized as the Fund grows; and whether the fee levels reflect these economies of scale for the benefit of investors.

At the Meeting, the Board discussed the approval of certain organizational items relating to the Fund. The Board noted that the Adviser would be using risk-averse money managing techniques that already had twenty years of success. At the Meeting, a presentation was given regarding the Fund's investment strategies and objective, highlighting the Fund's technical approach to investing.

The Board interviewed the Adviser and received materials specifically relating to the Agreement. These materials included: (a) information on the investment performance of the Adviser, a peer group of funds and appropriate indices with respect to existing accounts of the Adviser; (b) the economic outlook and the general investment outlook in the markets in which the Fund will invest; (c) arrangements in respect of the distribution of the Fund's shares; (d) the procedures employed to determine the value of the Fund's assets; (e) the Adviser's management of the relationships with the Fund's custodian; (f) the resources available with respect to compliance with the Fund's investment policies and restrictions and with policies on personal securities transactions; and (g) the nature, cost and character of non-investment management services provided by the Adviser and its affiliates.

Additional information was furnished by the Adviser including, among other items, information on and analysis of (a) the overall organization of the Adviser, (b) the choice of performance indices and benchmarks, (c) investment management staffing, (d) the potential for achieving further economies of scale, (e) operating expenses paid to third parties, and (f) the information furnished to investors, including the Fund's shareholders.

The Board noted that the Adviser would charge a 1% annual advisory fee based on the average net assets of the fund. The Trustees then discussed the proposed active management strategy of the Fund. Based on this information, the Trustees concluded that the proposed advisory fee was reasonable.

In considering the Advisory Agreement, the Board, including the Independent Trustees, did not identify any single factor as all-important or controlling, and the following summary does not detail all the matters considered. Matters considered by the Board, including the Independent Trustees, in connection with its approval of the Advisory Agreement include the following:

Benefits to Shareholders. The Board, including the Independent Trustees, considered the benefit to shareholders of investing in the Fund, which offer a variety of investment disciplines and provides for a variety of fund and shareholder services, and concluded that the Fund had the potential to benefit shareholders and that the risk statements in the Fund's prospectus were commensurate with the potential for reward.

Nature and Quality of Other Services. The Board, including the Independent Trustees, considered the nature and extent of the Adviser's past performance, as well as other factors relating to the Adviser's track record.

Expenses. The Board, including the Independent Trustees, considered the estimated Fund expense ratio, and expense ratios of a peer group of funds. It also considered the amount and nature of fees paid by shareholders. The Board reviewed the contractual arrangement by which the Adviser has agreed to reduce its fees and/or absorb expenses of the Fund, at least until December 31, 2006, to ensure that Net Annual Fund Operating Expenses will not exceed 2.99% of the average daily net assets, and found it to be beneficial to shareholders.

Economies of Scale. The Board, including the Independent Trustees, considered whether there will be economies of scale in respect of the management of the Fund, whether there is potential for realization of any further economies of scale.

Profitability . The Board, including the Independent Trustees, considered the level of the Advisor's profits with respect to the management of the Fund, including an extensive review of the methodology used in allocating costs to the management of the Fund. The Board, including the Independent Trustees, concluded that the cost allocation methodology employed by the Advisor has a reasonable basis and is appropriate in light of all surrounding circumstances. The Board also considered the profits realized by the Advisor in connection with the operation of the Fund and whether the amount of profit is a fair entrepreneurial profit for the management of the Fund. It also considered the profits realized from non-fund businesses that may benefit from or be related to the Fund's business.

Other Benefits to the Adviser. The character and amount of fees paid by the Fund and the Fund's shareholders for services provided by the Adviser, the allocation of fund brokerage to any brokers affiliated with the Adviser, the receipt of any sales loads and payments under Rule 12b-1 plans in respect of the Fund, benefits to the Adviser from the use of "soft" commission dollars to pay for research and brokerage services, the revenues and profitability of the Adviser's businesses other than their mutual fund business, as well as the intangible benefits that accrue to the Adviser and any affiliates by virtue of their relationship with the Fund.

 Conclusion. Based on its evaluation of all material factors and assisted by the advice of independent counsel, the Board, including the Independent Trustees, concluded that the Advisory fee structures are fair and reasonable, and that the amended Advisory Agreement should be approved.

TAX INFORMATION
January 31, 2007 (Unaudited)

Individual shareholders are eligible for reduced tax rates on qualified dividend income.   For purposes of computing this exclusion, 70% of the dividends paid by the fund from ordinary income earned during the fiscal year represent qualifying dividends.

Dividends and distributions received by retirement plans such as IRA's, Keough-type plans and 403(b) plans need not be reported as taxable income.   However, many retirement plan trusts may need this information for their annual information reporting.

The Critical Math Fund
SUPPLEMENTAL INFORMATION (Continued)
January 31, 2007 (Unaudited)

This chart provides information about the Trustees and Officers who oversee the Fund. Officers elected by the Trustees manage the day-to-day operations of the Fund and execute policies formulated by the Trustees. The term of office of each Trustee listed below began during the year 2005 and will continue indefinitely. Unless otherwise noted, the address of each Trustee and Officer is 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

Independent Trustees	
Name, Year of Birth **Address** **Position held with the Fund** **Principal Occupations and Other Directorships During Past 5 Years**	**Number of Portfolios in Fund Complex Overseen by Trustee***
L. Merrill Bryan (1945) Trustee Retired. Formerly, Senior Vice President and Chief Information Officer of Union Pacific Corporation Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust.	9
Anthony J. Hertl (1950) Trustee Consultant to small and emerging businesses since 2000; Retired in 2000 as Vice President of Finance and Administration of Marymount College, Tarrytown, New York where he served in this capacity for four years. Prior thereto, he spent thirteen years at Prudential Securities in various management capacities including Chief Financial Officer – Specialty Finance Group, Director of Global Taxation and Capital Markets Controller. Mr. Hertl is also a Certified Public Accountant. Other Directorships: AdvisorOne Funds; Satuit Capital Management Trust; Northern Lights Variable Trust.	9
Gary Lanzen (1954) Trustee President, Orizon Investment Counsel, LLC; Partner, Orizon Group, Inc. Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust.	9
Interested Trustees and Officers	
Michael Miola** (1952) Trustee Chief Executive Officer and Manager of Gemini Fund Services, LLC; Co-Owner and Co-Managing Member of NorthStar Financial Services Group, LLC; Manager of Orion Advisor Services, LLC, CLS Investment Firm, LLC, GemCom, LLC, Fund Compliance Services, LLC and Gemini Hedge Fund Services, LLC; Director of Constellation Trust Company; Private Investor & Businessman; Founder and President of American Data Services, Inc. (1983-2001). Other Directorships: AdvisorOne Funds; Northern Lights Variable Trust.	9

The Critical Math Fund
SUPPLEMENTAL INFORMATION (Continued)
January 31, 2007 (Unaudited)

Interested Trustees and Officers (continued)	
Name, Year of Birth **Address** **Position held with the Fund** **Principal Occupations and Other Directorships During Past 5 Years**	**Number of Portfolios in Fund Complex Overseen by Trustee***
Andrew Rogers (1969) 450 Wireless Blvd.; Hauppauge, NY 11788 President since June 2006 President and Manager, Gemini Fund Services, LLC (since 3/2006); formerly Senior Vice President and Director of Administration (2001- 2005); Manager, Fund Compliance Services, LLC.(since 3/2006); Manager (since 3/2006) and President (since 2004), GemCom LLC; Vice President, JP Morgan Chase & Co. (1998-2001)	9
Michael Wagner (1950) 450 Wireless Blvd.; Hauppauge, NY 11788 Chief Compliance Officer since June 2006 President of Fund Compliance Services, LLC (2006 – present); Senior Vice President of Fund Compliance Services, LLC (2004 – 2006); Vice President of GemCom, LLC (2004 – present); President of Gemini Fund Services, LLC (2003 – 2006); Chief Operations Officer of Gemini Fund Services, LLC (2003 – 2006); Senior Vice President, Fund Accounting, of Orbitex Fund Services (2001-2002); Director, Constellation Trust Company (2005- present).	9
Emile R. Molineaux (1962) 450 Wireless Blvd.; Hauppauge, NY 11788 Secretary since 2005 General Counsel, CCO and Senior Vice President, Gemini Fund Services, LLC; Vice President, Fund Compliance Services, LLC (2003 – Present); In-house Counsel, The Dreyfus Funds (1999 – 2003)	9
Kevin E. Wolf (1969) 450 Wireless Blvd.; Hauppauge, NY 11788 Treasurer since June 2006 Director of Fund Administration, Gemini Fund Services, LLC (2006 – Present); Vice President, Fund Administration, Gemini Fund Services, LLC (2004 - 2006); Vice-President, GemCom, LLC (2004 - Present); Senior Fund Administrator, Gemini Fund Services, LLC (2001-2004).	9

*The Trust is comprised of numerous portfolios managed by unaffiliated investment advisors. The term "Fund Complex" refers to the Northern Lights Fund Trust and Northern Lights Variable Trust. The Fund does not hold itself out as related to any other series within the Trust for investment purposes, nor do they share the same investment advisor with any other series.

**Michael Miola is an "interested person" of the Trust as that term is defined under the 1940 Act, because of his affiliation with Gemini Fund Services, LLC, (the Trust's Administrator, Fund Accountant, Transfer Agent) and Aquarius Fund Distributors, LLC (the Trust's Distributor).

The Fund's Statement of Additional Information includes additional information about the Trustees and is available free of charge, upon request, by calling toll-free at 1-866-263-9260.

The Critical Math Fund
SUPPLEMENTAL INFORMATION (Continued)
January 31, 2007 (Unaudited)

FINANCIAL STATEMENTS OF UNDERLYING FUND

As discussed in Note 7 to the financial statements of the Critical Math Fund, the following pages will include the financial statements of the aforementioned underlying fund, the RYDEX Russell 2000 Advantage Fund (the "Portfolio").   The pages have been extracted from the latest audited annual report published for the Portfolio, dated March 31, 2006.   The full report of the RYDEX Series Funds, along with the report of the independent registered public accounting firm is included in the RYDEX Series Funds' N-CSR filing dated June 5th, 2006, available at 'www.sec.gov'.   The reader should note that the name of the Portfolio changed subsequent to this reporting.   In the pages that follow, the name of the relevant fund is the Mekros Fund (currently named the RYDEX Russell 2000 Advantage Fund).   Only data presented for the Mekros Fund is pertinent to the overall review of the financial statements of the Critical Math Fund.   Following the pages extracted from the March 31, 2006 report, the reader will find an unaudited balance sheet and an unaudited portfolio of holdings for the RYDEX Russell 2000 Advantage Fund as of January 31, 2007.

MEKROS FUND

	Shares	Market Value (Note 1)
COMMON STOCKS 67.6%		
FINANCIALS 13.7%		
Real Estate 4.5%		
Jones Lang LaSalle, Inc.	8,690	$ 665,133
Kilroy Realty Corp.†	7,743	598,224
Alexandria Real Estate Equities, Inc.	6,010	572,933
Taubman Centers, Inc.	11,710	487,956
Highwoods Properties, Inc.	14,430	486,724
Nationwide Health Properties, Inc.	19,820	426,130
Commercial Net Lease Realty†	17,830	415,439
Corporate Office Properties Trust SBI/MD	8,320	380,557
Pennsylvania Real Estate Investment Trust	8,440	371,360
Longview Fibre Co.	13,740	355,042
Tanger Factory Outlet Centers, Inc.	9,770	336,186
Redwood Trust, Inc.†	7,490	324,467
Senior Housing Properties Trust	16,050	290,505
Eastgroup Properties, Inc.	6,080	288,435
Trammell Crow Co.*	8,045	286,885
Equity Lifestyle Properties, Inc.†	5,580	277,605
Mid-America Apartment Communities, Inc.†	5,070	277,582
Strategic Hotel Capital, Inc.	11,760	273,773
Entertainment Properties Trust	6,260	262,795
Spirit Finance Corp.	21,390	260,958
FelCor Lodging Trust, Inc.	12,230	258,053
Sunstone Hotel Investors, Inc.	8,470	245,376
Equity Inns, Inc.	14,760	239,112
Innkeepers USA Trust	11,460	194,247
Arbor Realty Trust, Inc.	6,941	187,337
Fieldstone Investment Corp.	15,715	185,437
Digital Realty Trust, Inc.	6,050	170,428
National Health Investors, Inc.	6,260	159,004
MFA Mortgage Investments, Inc.	22,098	140,322
Luminent Mortgage Capital, Inc.	11,250	91,237
Total Real Estate		9,509,242
Banks 4.5%		
First Midwest Bancorp, Inc./IL	12,225	447,068
Greater Bay Bancorp	15,960	442,730
SVB Financial Group*†	8,290	439,784
United Bankshares, Inc.	10,800	413,316
Wintrust Financial Corp.	6,890	400,791
Chittenden Corp.	12,430	360,097
FNB Corp.	20,490	350,379
Westamerica Bancorporation	6,600	342,672
Umpqua Holding Corp.†	11,920	339,720
Glacier Bancorp, Inc.	10,320	320,436
UCBH Holdings, Inc.†	16,737	316,664
Central Pacific Financial Corp.	8,110	297,799
Provident Bankshares Corp.	8,130	296,338
First Bancorp Puerto Rico†	23,580	$ 291,449
UMB Financial Corp.	4,148	291,314
Gold Banc Corp., Inc.	15,640	286,525
TrustCo Bank Corp./NY†	22,220	270,417
First Citizens BancShares, Inc. — Class A	1,380	266,340
Community Bank System, Inc.	11,820	263,941
Republic Bancorp, Inc./MI	20,670	248,867
Sterling Financial Corp./WA†	7,950	230,550
First Community Bancorp/CA	3,944	227,411
Hanmi Financial Corp.	12,190	220,151
First Republic Bank	5,780	218,600
PrivateBancorp, Inc.†	5,080	210,769
MB Financial Corp.	5,890	208,506
Citizens Banking Corp./MI†	7,542	202,503
Prosperity Bancshares, Inc.	5,810	175,520
Center Financial Corp.	5,978	144,847
City Holding Co.	3,740	137,595
Capitol Bancorp, Ltd.	2,760	129,030
First Financial Bancorp	6,770	112,653
Community Trust Bancorp, Inc.	3,150	106,785
Oriental Financial Group	6,970	100,717
First State Bancorporation/NM	3,150	83,664
Union Bankshares Corp.	1,770	80,907
Nara Bancorp, Inc.	4,200	73,710
Total Banks		9,350,565
Insurance 1.7%		
Covanta Holding Corp.*	28,900	481,763
ProAssurance Corp.*	7,510	390,520
Ohio Casualty Corp.	11,520	365,184
Selective Insurance Group, Inc.	6,560	347,680
RLI Corp.	6,023	345,118
LandAmerica Financial Group, Inc.†	4,920	333,822
Zenith National Insurance Corp.†	6,830	328,728
Stewart Information Services Corp.	6,230	293,308
Argonaut Group, Inc.*	7,030	249,917
American Physicians Capital, Inc.*	3,943	189,264
Safety Insurance Group, Inc.	3,930	179,444
Total Insurance		3,504,748
Thrifts & Mortgage Finance 1.3%		
Corus Bankshares, Inc.†	4,980	296,011
FirstFed Financial Corp.*†	4,390	262,566
BankAtlantic Bancorp, Inc. — Class A	17,700	254,703
Doral Financial Corp.	20,551	237,364
MAF Bancorp, Inc.	5,320	232,857
Harbor Florida Bancshares, Inc.	5,540	209,800
Flagstar Bancorp, Inc.†	11,220	169,422
Kearny Financial Corp.†	11,744	161,245
Anchor BanCorp Wisconsin, Inc.	5,220	158,218
Federal Agricultural Mortgage Corp.	4,693	138,068

See Notes to Financial Statements.

MEKROS FUND

	Shares	Market Value (Note 1)
PFF Bancorp, Inc.	4,040	$ 136,188
TierOne Corp.	3,740	126,973
Franklin Bank Corp./TX*†	5,883	113,130
R&G Financial Corp. — Class B†	7,493	94,861
W Holding Co., Inc.	10,632	83,674
Total Thrifts & Mortgage Finance		2,675,080
Capital Markets 0.6%		
Investment Technology Group, Inc.*	8,540	425,292
Calamos Asset Management, Inc. — Class A	8,350	312,290
Greenhill & Co., Inc.†	3,830	253,201
LaBranche & Co., Inc.*†	14,481	228,945
GAMCO Investors, Inc. — Class A	1,907	76,185
Total Capital Markets		1,295,913
Diversified Financials 0.6%		
NYSE Group, Inc.*†	5,903	467,813
Nasdaq Stock Market, Inc.*†	9,898	396,316
Portfolio Recovery Associates, Inc.*	4,144	194,063
Financial Federal Corp.	6,110	179,023
Total Diversified Financials		1,237,215
Consumer Finance 0.5%		
Cash America International, Inc.	7,830	235,057
CompuCredit Corp.*†	5,970	219,756
Asta Funding, Inc.†	5,543	184,360
World Acceptance Corp.*	5,854	160,400
ACE Cash Express, Inc.*	5,031	125,221
Advance America Cash Advance Centers, Inc.	6,484	93,240
Total Consumer Finance		1,018,034
Total Financials		28,590,797
INFORMATION TECHNOLOGY 13.0%		
Semiconductor & Semiconductor Equipment 3.4%		
OmniVision Technologies, Inc.*†	16,360	494,072
Microsemi Corp.*	15,095	439,415
Rambus, Inc.*	10,700	420,938
Varian Semiconductor Equipment Associates, Inc.*	14,840	416,707
Cymer, Inc.*†	8,390	381,242
ON Semiconductor Corp.*†	44,350	321,981
Semtech Corp.*	17,080	305,561
MKS Instruments, Inc.*	11,960	280,223
Photronics, Inc.*†	14,505	272,114
Trident Microsystems, Inc.*†	8,418	244,627
Cabot Microelectronics Corp.*†	6,590	244,489
Silicon Image, Inc.*	23,640	243,728
Micrel, Inc.*†	14,450	214,149
Cirrus Logic, Inc.*	22,840	193,683
ATMI, Inc.*	5,898	178,120
Diodes, Inc.*	4,120	170,980
Silicon Laboratories, Inc.*†	3,049	167,543
ADE Corp.*	5,440	166,573
Kopin Corp.*	32,988	$ 165,270
Genesis Microchip, Inc.*†	9,470	161,369
Sigmatel, Inc.*†	15,380	134,421
RF Micro Devices, Inc.*†	15,465	133,772
Cypress Semiconductor Corp.*	7,876	133,498
Veeco Instruments, Inc.*	5,510	128,658
Power Integrations, Inc.*	4,727	117,135
Atmel Corp.*	23,458	110,722
Sirf Technology Holdings, Inc.*†	3,000	106,230
IXYS Corp.*	10,868	100,203
Skyworks Solutions, Inc.*	13,537	91,916
Portalplayer, Inc.*†	4,083	90,765
Netlogic Microsystems, Inc.*†	2,170	89,426
Tessera Technologies, Inc.*	2,690	86,295
Conexant Systems, Inc.*	21,971	75,800
LTX Corp.*	13,180	71,172
Integrated Device Technology, Inc.*	4,530	67,316
MIPS Technology, Inc.*	8,200	61,172
Credence Systems Corp.*	7,975	58,537
Total Semiconductor & Semiconductor Equipment		7,139,822
Internet Software & Services 1.8%		
Openwave Systems, Inc.*†	18,410	397,288
Websense, Inc.*	12,970	357,713
ValueClick, Inc.*	19,770	334,508
Digitas, Inc.*†	21,950	316,080
j2 Global Communications, Inc.*†	6,440	302,680
EarthLink, Inc.*	31,375	299,631
aQuantive, Inc.*†	12,680	298,487
United Online, Inc.	20,190	259,643
InfoSpace, Inc.*	8,770	245,121
Digital River, Inc.*†	5,350	233,314
Digital Insight Corp.*	6,110	222,404
Bankrate, Inc.*†	5,030	219,107
Sonicwall, Inc.*†	28,680	203,341
Click Commerce, Inc.*†	4,502	107,778
Total Internet Software & Services		3,797,095
Software 1.8%		
Micros Systems, Inc.*†	8,807	405,738
Macrovision Corp.*	16,680	369,462
Ansys, Inc.*	6,287	340,441
Informatica Corp.*	20,090	312,400
Transaction Systems Architects, Inc. — Class A*	9,183	286,601
Internet Security Systems, Inc.*	9,110	218,458
SPSS, Inc.*	6,550	207,373
THQ, Inc.*	7,508	194,382
Advent Software, Inc.*	6,700	190,414
Quality Systems, Inc.†	4,854	160,667
Epicor Software Corp.*	11,140	149,610
Progress Software Corp.*	4,596	133,698
Secure Computing Corp.*	9,660	111,476
Blackboard, Inc.*	3,850	109,379

See Notes to Financial Statements.

MEKROS FUND

	Shares	Market Value (Note 1)
RSA Security, Inc.*	5,496	$ 98,598
TIBCO Software, Inc.*	10,838	90,606
InterVoice, Inc.*	8,490	73,099
Kronos, Inc./MA*	1,883	70,405
Filenet Corp.*	2,541	68,658
Intervideo, Inc.*	5,496	59,687
Vasco Data Security International*†	6,376	52,156
Total Software		3,703,308
Electronic Equipment & Instruments 1.7%		
Benchmark Electronics, Inc.*	9,550	366,243
Itron, Inc.*	5,632	337,075
Plexus Corp.*	8,460	317,842
Coherent, Inc.*	8,800	308,968
Brightpoint, Inc.*	9,787	303,984
Rofin-Sinar Technologies, Inc.*	4,727	255,873
Global Imaging Systems, Inc.*†	6,289	238,856
Electro Scientific Industries, Inc.*	10,200	225,726
Agilsys, Inc.	14,440	217,466
MTS Systems Corp.	4,819	201,579
LoJack Corp.*†	8,380	200,952
Metrologic Instruments, Inc.*	5,799	134,131
TTM Technologies, Inc.*	8,450	122,441
CTS Corp.	7,800	104,364
Checkpoint Systems, Inc.*	3,828	102,897
Littelfuse, Inc.*	2,440	83,277
Total Electronic Equipment & Instruments		3,521,674
Communications Equipment 1.6%		
ADTRAN, Inc.†	18,599	486,922
CommScope, Inc.*†	14,633	417,772
Ixia*	16,452	234,606
Netgear, Inc.*	12,016	228,424
Belden CDT, Inc.	8,370	227,915
Black Box Corp.	4,646	223,240
Sycamore Networks, Inc.*	42,770	201,019
Comtech Telecommunications Corp.*†	5,820	169,769
Powerwave Technologies, Inc.*†	12,110	163,364
Redback Networks, Inc.*†	6,890	149,444
Extreme Networks, Inc.*	28,160	141,363
Safenet, Inc.*	5,220	138,226
Superior Essex, Inc.*	3,640	92,602
Arris Group, Inc.*	6,296	86,633
Symmetricom, Inc.*	9,860	84,303
Avocent Corp.*	2,393	75,954
Interdigital Communications Corp.*	2,788	68,362
Blue Coat Systems, Inc.*	2,938	63,872
Westell Technologies, Inc. — Class A*	14,716	59,894
Total Communications Equipment		3,313,684
Computers & Peripherals 1.4%		
Palm, Inc.*†	24,790	$ 574,136
Brocade Communications Systems, Inc.*†	70,126	468,442
Emulex Corp.*	25,420	434,428
Imation Corp.	9,040	387,906
Komag, Inc.*†	8,100	385,560
Intergraph Corp.*	6,720	279,955
McData Corp. — Class A*†	37,000	170,940
Synaptics, Inc.*	6,287	138,251
Intermec, Inc.*†	4,260	129,973
Gateway, Inc.*	31,327	68,606
Total Computers & Peripherals		3,038,197
IT Consulting & Services 1.3%		
MoneyGram International, Inc.	20,030	615,322
MPS Group, Inc.*	27,830	425,799
Perot Systems Corp. — Class A*	24,714	384,550
CSG Systems International, Inc.*	11,730	272,840
Talx Corp.	7,205	205,198
MAXIMUS, Inc.	5,140	184,937
Infocrossing, Inc.*†	10,441	125,814
Acxiom Corp.	4,535	117,184
Sykes Enterprises, Inc.*	7,883	111,781
Intrado, Inc.*	3,740	97,165
Mantech International Corp. — Class A*†	2,350	78,067
infoUSA, Inc. — Class B*	5,868	76,167
iPayment Holdings, Inc.*	1,647	70,574
Total IT Consulting & Services		2,765,398
Total Information Technology		27,279,178
INDUSTRIALS 10.8%		
Machinery 2.7%		
JLG Industries, Inc.†	19,020	585,626
Kennametal, Inc.†	8,750	534,975
Crane Co.	12,030	493,350
Gardner Denver, Inc.*	6,750	440,100
Lincoln Electric Holdings, Inc.	7,390	398,986
Wabtec Corp.	10,889	354,981
Albany International Corp. — Class A	8,390	319,575
Kaydon Corp.	7,570	305,525
Manitowoc Co., Inc.†	3,240	295,326
Wabash National Corp.	12,360	244,110
EnPro Industries, Inc.*	6,640	227,752
American Science & Engineering, Inc.*†	2,130	198,942
Barnes Group, Inc.†	4,650	188,325
Trinity Industries, Inc.	3,250	176,768
Cascade Corp.†	3,300	174,405

See Notes to Financial Statements.

MEKROS FUND

	Shares	Market Value (Note 1)
Valmont Industries, Inc.	3,640	$ 153,026
Gehl Co.*	3,745	124,034
Astec Industries, Inc.*	3,250	116,675
Dynamic Materials Corp.	3,036	108,203
Watts Industries, Inc. — Class A	2,380	86,489
Flowserve Corp.*	1,380	80,509
Titan International, Inc.	4,110	70,939
ESCO Technologies, Inc.*	1,400	70,910
Total Machinery		5,749,531
Commercial Services & Supplies 2.1%		
Waste Connections, Inc.*†	12,583	500,929
United Stationers, Inc.*	9,165	486,661
Brady Corp. — Class A†	10,980	411,311
Labor Ready, Inc.*†	14,670	351,347
FTI Consulting, Inc.*	11,198	319,479
Mine Safety Appliances Co.	6,640	278,880
Korn/Ferry International, Inc.*	12,880	262,623
Administaff, Inc.†	4,750	258,210
Advisory Board Co.*†	4,503	251,132
John H. Harland Co.	6,340	249,162
Resources Connection, Inc.*	7,933	197,611
NCO Group, Inc.*	7,840	186,200
CRA International, Inc.*†	2,973	146,450
Sourcecorp, Inc.*	5,340	128,747
Rollins, Inc.	5,250	106,260
Mobile Mini, Inc.*†	2,954	91,338
School Specialty, Inc.*	2,443	84,284
Hudson Highland Group, Inc.*	4,235	80,211
Teletech Holdings, Inc.*	5,538	61,527
Total Commercial Services & Supplies		4,452,362
Aerospace & Defense 1.3%		
DRS Technologies, Inc.	10,260	562,966
BE Aerospace, Inc.*†	19,813	497,703
Teledyne Technologies, Inc.*	8,392	298,755
Moog, Inc. — Class A*	8,387	297,655
Aviall, Inc.*†	7,720	293,978
Triumph Group, Inc.*	5,740	254,052
United Industrial Corp./NY†	2,570	156,590
Esterline Technologies Corp.*	2,495	106,661
Innovative Solutions & Support, Inc.*	7,123	92,599
Essex Corp.*	3,560	78,391
Total Aerospace & Defense		2,639,350
Electrical Equipment 1.0%		
Genlyte Group, Inc.*	6,510	443,592
General Cable Corp.*	9,801	297,264
Regal-Beloit Corp.†	6,898	291,579
Acuity Brands, Inc.	7,090	283,600
A.O. Smith Corp.†	4,490	237,072
Woodward Governor Co.	7,040	234,080
LSI Industries, Inc.	10,680	181,987
II-Vi, Inc.*	8,435	152,589
Total Electrical Equipment		2,121,763
Building Products 0.8%		
Lennox International, Inc.	16,055	$ 479,402
NCI Building Systems, Inc.*†	5,560	332,321
Universal Forest Products, Inc.	4,630	293,959
Simpson Manufacturing Co., Inc.	6,590	285,347
ElkCorp†	6,200	209,250
Total Building Products		1,600,279
Trading Companies & Distributors 0.7%		
Watsco, Inc.	6,303	447,828
GATX Corp.	10,140	418,681
UAP Holding Corp.	10,950	235,425
Beacon Roofing Supply, Inc.*†	4,503	183,002
WESCO International, Inc.*	1,853	126,022
Applied Industrial Technologies, Inc.	2,650	118,190
Total Trading Companies & Distributors		1,529,148
Airlines 0.6%		
SkyWest, Inc.	13,370	391,340
AirTran Holdings, Inc.*†	19,516	353,435
Alaska Air Group, Inc.*†	7,735	274,206
Mesa Air Group, Inc.*	12,510	143,114
Total Airlines		1,162,095
Construction & Engineering 0.5%		
EMCOR Group, Inc.*	8,250	409,695
Granite Construction, Inc.	6,680	325,182
URS Corp.*	4,983	200,566
Shaw Group, Inc.*†	6,398	194,499
Total Construction & Engineering		1,129,942
Air Freight & Couriers 0.4%		
Pacer International, Inc.	10,374	339,022
EGL, Inc.*	6,230	280,350
HUB Group, Inc. — Class A*	4,480	204,199
Forward Air Corp.	1,920	71,597
Total Air Freight & Couriers		895,168
Road & Rail 0.4%		
Kansas City Southern*†	19,680	486,096
Arkansas Best Corp.†	8,798	344,178
Total Road & Rail		830,274
Industrial Conglomerates 0.3%		
Walter Industries, Inc.	8,360	556,943
Total Industrial Conglomerates		556,943
Total Industrials		22,666,855
CONSUMER DISCRETIONARY 9.5%		
Specialty Retail 2.5%		
Charming Shoppes, Inc.*†	34,120	507,364
Payless Shoesource, Inc.*	18,038	412,890
Dress Barn, Inc.*†	6,960	333,732
Children's Place Retail Stores, Inc.*†	5,629	325,919
Tractor Supply Co.*	4,823	319,958
Sports Authority, Inc.*	8,350	308,115
Too, Inc.*	8,580	294,723

MEKROS FUND

	Shares	Market Value (Note 1)
Group 1 Automotive, Inc.	5,630	$ 267,650
Cato Corp. — Class A	10,709	255,517
Guess ?, Inc.*	6,430	251,477
Pantry, Inc.*	3,990	248,936
Hibbett Sporting Goods, Inc.*	7,298	240,761
Genesco, Inc.*†	6,020	234,118
Sonic Automotive, Inc.	7,870	218,471
CSK Auto Corp.*	14,924	206,996
Talbots, Inc.	7,160	192,389
Regis Corp.	4,839	166,849
Select Comfort Corp.*†	3,940	155,827
Buckle, Inc.	2,693	110,278
Cache, Inc.*	5,237	96,047
Stein Mart, Inc.	5,470	95,287
Guitar Center, Inc.*†	1,488	70,978
Total Specialty Retail		5,314,282
Hotels, Restaurants & Leisure 1.6%		
Ruby Tuesday, Inc.†	12,310	394,905
Jack in the Box, Inc.*	8,843	384,671
CEC Entertainment, Inc.*†	11,068	372,106
CKE Restaurants, Inc.†	17,560	305,544
Domino's Pizza, Inc.	9,910	282,931
Landry's Restaurants, Inc.	6,780	239,537
Ameristar Casinos, Inc.	9,027	232,806
Vail Resorts, Inc.*	6,050	231,231
Speedway Motorsports, Inc.	4,680	178,823
Steak n Shake Co.*	7,250	152,975
Papa John's International, Inc.*	4,540	148,957
Bluegreen Corp.*	11,157	147,496
Krispy Kreme Doughnuts, Inc.*†	14,548	130,641
Multimedia Games, Inc.*†	7,083	105,395
Total Hotels, Restaurants & Leisure		3,308,018
Media 1.3%		
Valassis Communications, Inc.*	13,420	394,145
Catalina Marketing Corp.†	13,328	307,877
Entercom Communications Corp.	10,960	306,003
Reader's Digest Association, Inc.	18,784	277,064
Scholastic Corp.*	8,850	236,826
Emmis Communications Corp. — Class A*	13,865	221,840
RCN Corp.*	6,530	169,127
Playboy Enterprises, Inc. — Class B*†	10,861	154,226
Journal Register Co.	12,040	146,647
Lin TV Corp. — Class A*	14,631	131,679
ProQuest Co.*	5,319	113,774
Sinclair Broadcast Group, Inc. — Class A	13,095	106,724
Cumulus Media, Inc. — Class A*†	9,260	104,268
Citadel Broadcasting Corp.†	9,360	103,802
Gemstar-TV Guide International, Inc.*†	21,698	67,047
Total Media		2,841,049

	Shares	Market Value (Note 1)
Household Durables 1.3%		
Ethan Allen Interiors, Inc.†	8,988	$ 377,676
Jarden Corp.*†	11,000	361,350
WCI Communities, Inc.*†	12,211	339,710
Yankee Candle Co., Inc.†	10,970	300,249
Furniture Brands International, Inc.†	11,320	277,453
Interface, Inc. — Class A*	14,840	204,940
Brookfield Homes Corp.†	3,920	203,291
La-Z-Boy, Inc.†	11,320	192,440
Champion Enterprises, Inc.*†	9,808	146,728
Blount International, Inc.*	7,984	128,622
Technical Olympic USA, Inc.†	5,280	107,448
Total Household Durables		2,639,907
Textiles & Apparel 0.8%		
Phillips-Van Heusen Corp.†	8,680	331,663
Brown Shoe Co., Inc.	6,130	321,702
Carter's, Inc.*	4,264	287,777
K-Swiss, Inc. — Class A	6,690	201,637
Oxford Industries, Inc.	2,950	150,834
Skechers U.S.A., Inc. — Class A*	4,670	116,423
Wolverine World Wide, Inc.	4,535	100,360
Charles & Colvard Ltd.†	6,657	72,095
Russell Corp.	4,990	68,862
Total Textiles & Apparel		1,651,353
Internet & Catalog Retail 0.6%		
Coldwater Creek, Inc.*	12,637	351,309
Nutri/System, Inc.*†	5,603	266,254
Netflix, Inc.*†	7,980	231,340
Stamps.com, Inc.*	4,790	168,895
Priceline.com, Inc.*†	6,340	157,486
Total Internet & Catalog Retail		1,175,284
Commercial Services & Supplies 0.4%		
DeVry, Inc.*†	18,467	420,494
Sotheby's Holdings, Inc. — Class A*†	11,980	347,899
Total Commercial Services & Supplies		768,393
Auto Components 0.4%		
ArvinMeritor, Inc.	16,350	243,778
Modine Manufacturing Co.	8,090	238,655
LKQ Corp.*	8,274	172,182
Drew Industries, Inc.*	3,150	111,983
Total Auto Components		766,598
Leisure Equipment & Products 0.2%		
RC2 Corp.*	4,868	193,795
Jakks Pacific, Inc.*	6,770	181,030
Callaway Golf Co.	6,156	105,883
Total Leisure Equipment & Products		480,708
Multiline Retail 0.2%		
Tuesday Morning Corp.	9,170	211,735
99 Cents Only Stores*†	6,890	93,428
Conn's, Inc.*†	2,630	89,841
Big Lots, Inc.*†	5,360	74,826
Total Multiline Retail		469,830

See Notes to Financial Statements.

MEKROS FUND

	Shares	Market Value (Note 1)
Distributors 0.1%		
Building Material Holding Corp.†	7,920	$ 282,269
Total Distributors		282,269
Health Care Providers & Services 0.1%		
Alderwoods Group, Inc.*	14,711	263,327
Total Health Care Providers & Services		263,327
Total Consumer Discretionary		19,961,018
HEALTH CARE 8.6%		
Health Care Equipment & Supplies 2.8%		
Intuitive Surgical, Inc.*†	6,023	710,714
Hologic, Inc.*†	9,320	515,862
Sybron Dental Specialties, Inc.*	12,428	512,531
Steris Corp.	20,705	510,999
Haemonetics Corp./MA*	6,940	352,344
DJ Orthopedics, Inc.*†	7,710	306,550
Mentor Corp.†	6,580	298,140
West Pharmaceutical Services, Inc.	8,370	290,606
Bio—Rad Laboratories, Inc. — Class A*	4,040	251,894
Palomar Medical Technologies, Inc.*†	7,193	240,606
Thoratec Corp.*	11,510	221,798
Immucor, Inc.*	6,853	196,612
Aspect Medical Systems, Inc.*	7,146	196,086
Lifecell Corp.*†	8,120	183,106
Molecular Devices Corp.*	5,420	179,727
Conmed Corp.*	8,850	169,477
Orasure Technologies, Inc.*†	15,080	155,324
ICU Medical, Inc.*	3,680	133,179
Kyphon, Inc.*	3,558	132,358
Invacare Corp.	3,745	116,320
Ventana Medical Systems, Inc.*	1,930	80,616
Neurometrix, Inc.*	2,018	78,581
SurModics, Inc.*†	1,810	64,002
Total Health Care Equipment & Supplies		5,897,432
Biotechnology 2.8%		
Amylin Pharmaceuticals, Inc.*†	13,830	676,978
Vertex Pharmaceuticals, Inc.*†	16,830	615,810
Neurocrine Biosciences, Inc.*†	8,430	544,072
United Therapeutics Corp.*†	7,150	473,902
Alkermes, Inc.*†	20,890	460,624
Cubist Pharmaceuticals, Inc.*	16,275	373,837
Exelixis, Inc.*	27,310	327,993
Serologicals Corp.*†	12,610	308,441
Keryx Biopharmaceuticals, Inc.*	12,830	245,181
Myriad Genetics, Inc.*†	9,150	238,724
Myogen, Inc.*†	4,835	175,172
Enzo Biochem, Inc.*†	12,436	167,886
Medarex, Inc.*†	12,480	164,986
Pharmion Corp.*†	8,723	157,188
Geron Corp.*†	17,910	148,832
Albany Molecular Research, Inc.*†	12,716	$ 129,195
Cambrex Corp.†	6,573	128,436
Digene Corp.*	3,022	118,160
Momenta Pharmaceuticals, Inc.*†	5,055	99,381
Martek Biosciences Corp.*†	2,432	79,843
Progenics Pharmaceuticals, Inc.*	2,506	66,384
Northfield Laboratories, Inc.*†	5,727	57,270
Total Biotechnology		5,758,295
Health Care Providers & Services 2.0%		
Pediatrix Medical Group, Inc.*	5,750	590,180
Medicis Pharmaceutical Corp. — Class A†	15,430	503,018
United Surgical Partners International, Inc.*	10,063	356,331
LCA-Vision, Inc.	6,049	303,115
Magellan Health Services, Inc.*†	7,210	291,789
American Retirement Corp.*	10,290	263,630
Ventiv Health, Inc.*	7,530	250,147
Per-Se Technologies, Inc.*†	8,253	220,025
The Trizetto Group, Inc.*	11,380	200,174
Kindred Healthcare, Inc.*†	7,640	192,146
Genesis HealthCare Corp.*	4,280	188,063
HealthExtras, Inc.*	4,920	173,676
Radiation Therapy Services, Inc.*†	5,823	148,545
Centene Corp.*†	4,308	125,664
Healthways, Inc.*	2,210	112,577
American Dental Partners, Inc.*	6,400	86,400
Odyssey HealthCare, Inc.*	4,875	83,899
Computer Programs & Systems, Inc.	1,493	74,650
Symbion, Inc.*	2,990	67,724
Total Health Care Providers & Services		4,231,753
Pharmaceuticals 1.0%		
Andrx Corp.*	17,000	403,580
Par Pharmaceutical Cos., Inc.*	8,070	227,413
MGI Pharma, Inc.*†	11,598	202,965
KV Pharmaceutical Co.*†	8,330	200,920
First Horizon Pharmaceutical Corp.*	6,885	173,571
CNS, Inc.	7,642	164,609
Adams Respiratory Therapeutics, Inc.*	3,950	157,091
New River Pharmaceuticals, Inc.*	4,630	153,762
Alpharma, Inc. — Class A	5,125	137,452
Hi-Tech Pharmacal Co., Inc.*	4,143	116,819
Connetics Corp.*†	6,425	108,775
SuperGen, Inc.*	17,243	97,940
Bentley Pharmaceuticals, Inc.*†	3,160	41,554
Total Pharmaceuticals		2,186,451
Total Health Care		18,073,931

See Notes to Financial Statements.

MEKROS FUND

	Shares	Market Value (Note 1)
ENERGY 4.5%		
Oil & Gas 2.6%		
Frontier Oil Corp.	12,053	$ 715,346
Cimarex Energy Co.†	15,760	681,778
Holly Corp.	5,532	410,032
Swift Energy Co.*†	8,937	334,780
Giant Industries, Inc.*	4,690	326,143
St. Mary Land & Exploration Co.†	7,698	314,309
Petroleum Development Corp.*	6,248	283,409
KCS Energy, Inc.*	10,650	276,900
Atlas America, Inc.*	5,738	274,334
Berry Petroleum Co. — Class A	3,756	257,098
Cabot Oil & Gas Corp.	5,325	255,227
Penn Virginia Corp.	2,880	204,480
TransMontaigne, Inc.*	20,444	200,556
Harvest Natural Resources, Inc.*†	19,962	194,031
Alon USA Energy, Inc.	5,618	138,315
Parallel Petroleum Corp.*	6,500	119,925
ATP Oil & Gas Corp.*†	2,413	105,955
W&T Offshore, Inc.†	2,620	105,612
USEC, Inc.†	6,790	81,819
Cheniere Energy, Inc.*†	1,946	78,949
Foundation Coal Holdings, Inc.†	1,695	69,732
Total Oil & Gas		5,428,730
Energy Equipment & Services 1.9%		
Maverick Tube Corp.*†	9,927	526,032
Lone Star Technologies, Inc.*	7,680	425,549
Helix Energy Solutions Group, Inc.*†	11,123	421,562
Global Industries, Ltd.*	27,720	401,663
Grey Wolf, Inc.*	44,350	329,964
NS Group, Inc.*†	5,970	274,799
Superior Energy Services, Inc.*†	9,844	263,721
Hydril Co.*	3,233	252,012
Todco — Class A	6,303	248,401
Parker Drilling Co.*	25,743	238,638
Lufkin Industries, Inc.	3,285	182,120
GulfMark Offshore, Inc.*	5,229	145,366
Hornbeck Offshore Services, Inc.*	3,865	139,411
Pioneer Drilling Co.*	6,652	109,292
Veritas DGC, Inc.*†	2,380	108,028
Total Energy Equipment & Services		4,066,558
Total Energy		9,495,288
MATERIALS 3.4%		
Metals & Mining 1.8%		
Reliance Steel & Aluminum Co.	6,958	653,495
Commercial Metals Co.	10,310	551,482
Quanex Corp.	7,480	498,392
Aleris International, Inc.*†	9,496	456,473
Cleveland-Cliffs, Inc.†	5,085	443,005

	Shares	Market Value (Note 1)
Carpenter Technology Corp.	4,631	$ 437,722
Century Aluminum Co.*	6,004	254,870
Titanium Metals Corp.*	4,510	218,961
Ryerson Tull, Inc.†	6,750	180,630
AK Steel Holding Corp.*	8,550	128,250
Coeur d'Alene Mines Corp.*†	13,296	87,222
Total Metals & Mining		3,910,502
Construction Materials 0.8%		
Eagle Materials, Inc.†	12,110	772,134
Headwaters, Inc.*†	11,080	440,873
Texas Industries, Inc.†	6,925	418,893
Total Construction Materials		1,631,900
Chemicals 0.6%		
Olin Corp.	16,460	353,396
Westlake Chemical Corp.	5,603	193,584
Senomyx, Inc.*	11,355	186,903
Pioneer Cos., Inc.*	6,010	183,305
Terra Industries, Inc.*†	24,950	175,898
Ferro Corp.	6,481	129,620
Total Chemicals		1,222,706
Containers & Packaging 0.2%		
Silgan Holdings, Inc.†	6,940	278,780
Greif, Inc. — Class A	2,185	149,497
Total Containers & Packaging		428,277
Total Materials		7,193,385
CONSUMER STAPLES 1.7%		
Food Products 0.6%		
Flowers Foods, Inc.	11,620	345,114
Seaboard Corp.†	168	267,792
Ralcorp Holdings, Inc.*	6,890	262,164
Chiquita Brands International, Inc.†	11,200	187,824
Hain Celestial Group, Inc.*	5,030	131,736
Gold Kist, Inc.*	9,505	120,143
Total Food Products		1,314,773
Food & Drug Retailing 0.3%		
Longs Drug Stores Corp.	8,260	382,273
Great Atlantic & Pacific Tea Co.*	4,700	164,171
Performance Food Group Co.*	2,505	78,131
Pathmark Stores, Inc.*	6,790	71,023
Total Food & Drug Retailing		695,598
Beverages 0.2%		
Hansen Natural Corp.*†	3,527	444,578
Total Beverages		444,578
Personal Products 0.2%		
Playtex Products, Inc.*	19,345	202,542
Chattem, Inc.*	4,140	155,871
USANA Health Sciences, Inc.*†	1,805	75,305
Total Personal Products		433,718

See Notes to Financial Statements.

MEKROS FUND

	SHARES	MARKET VALUE (NOTE 1)
Household Products 0.2%		
Central Garden and Pet Co.*	5,998 $	318,734
Total Household Products		318,734
Tobacco 0.2%		
Universal Corp./VA	7,710	283,497
Total Tobacco		283,497
Total Consumer Staples		3,490,898
UTILITIES 1.3%		
Gas Utilities 0.6%		
Nicor, Inc.†	12,910	510,720
Southwest Gas Corp.	10,080	281,736
Northwest Natural Gas Co.	7,530	267,240
South Jersey Industries, Inc.	7,508	204,743
Southern Union, Co.	1	17
Total Gas Utilities		1,264,456
Electric Utilities 0.6%		
Cleco Corp.	15,500	346,115
Duquesne Light Holdings, Inc.†	20,809	343,348
Sierra Pacific Resources*†	19,144	264,379
Otter Tail Power Co.	7,841	224,958
Total Electric Utilities		1,178,800
Multi-Utilities 0.1%		
NorthWestern Corp.†	9,528	296,702
Total Multi-Utilities		296,702
Total Utilities		2,739,958
TELECOMMUNICATION SERVICES 1.1%		
Wireless Telecommunication Services 0.6%		
SBA Communications Corp.*	21,740	508,933
USA Mobility, Inc.	8,903	253,558
UbiquiTel, Inc.*	20,410	206,141
Dobson Communications Corp. — Class A*†	25,163	201,807
Total Wireless Telecommunication Services		1,170,439
Diversified Telecommunication Services 0.5%		
Level 3 Communications, Inc.*†	87,927	455,462
Valor Communications Group, Inc.†	15,735	207,073
Golden Telecom, Inc.†	5,883	176,784
Iowa Telecommunications Services, Inc.	5,418	103,375
Premiere Global Services, Inc.*	8,300	66,815
Total Diversified Telecommunication Services		1,009,509
Total Telecommunication Services		2,179,948
Total Common Stocks (Cost $116,932,478)		141,671,256

	FACE AMOUNT	MARKET VALUE (NOTE 1)
REPURCHASE AGREEMENTS 29.8%		
Repurchase Agreement (Note 6)		
4.50% due 04/03/06††	$ 5,551,658 $	5,551,658
4.40% due 04/03/06	38,154,418	38,154,418
4.15% due 04/03/06	18,672,133	18,672,133
Total Repurchase Agreements (Cost $62,378,209)		62,378,209
SECURITIES LENDING COLLATERAL 10.9%		
Investment in Securities Lending Short Term Investment Portfolio Held by U.S. Bank (Note 9)	22,797,583	22,797,583
Total Securities Lending Collateral (Cost $22,797,583)		22,797,583
Total Investments 108.3% (Cost $202,108,270)		$226,847,048
Liabilities in Excess of Other Assets – (8.3)%		$ (17,404,331)
Net Assets – 100.0%		$209,442,717

	CONTRACTS	UNREALIZED GAIN (NOTE 1)
FUTURES CONTRACTS PURCHASED		
June 2006 Russell 2000 Index Mini Futures Contracts (Aggregate Market Value of Contracts $114,499,000)	1,487 $	2,964,190

	UNITS	
EQUITY INDEX SWAP AGREEMENT		
May 2006 Russell 2000 Index Swap, Maturing 05/23/06** (Notional Market Value $58,341,592)	76,250 $	1,975,900

Non-Income Producing Security.
*** Price Return based on Russell 2000 Index +/- financing at a variable rate.*
† All or a portion of this security is on loan at March 31, 2006 – See Note 9.
†† All or a portion of this security is held as equity index swap collateral at March 31, 2006.

STATEMENTS OF ASSETS AND LIABILITIES

	Nova Fund	Ursa Fund	OTC Fund	Arktos Fund
ASSETS				
Securities at Value* (Notes 1, 2, 6 and 9)	$ —	$ —	$1,138,710,810	$ —
Investments in Master Portfolio** (Note 3)	260,304,954	423,300,108	—	169,788,492
Segregated Cash with Broker	—	—	930,000	—
Receivable for Equity Index Swap Settlement (Note 1)	—	—	50,660	—
Receivable for Futures Contracts Settlement (Note 1)	—	—	—	—
Receivable for Securities Sold (Note 1)	—	—	—	4,912,651
Receivable for Fund Shares Purchased	2,672,450	2,919,044	3,914,555	563,770
Investment Income Receivable (Note 1)	—	—	63,472	—
Receivable from Advisor (Note 5)	332,765	152,822	—	13,113
Other Assets	—	—	32,413	33,838
Total Assets	263,310,169	426,371,974	1,143,701,910	175,311,864
LIABILITIES				
Payable for Equity Index Swap Settlement (Note 1)	—	—	—	—
Payable for Futures Contracts Settlement (Note 1)	—	—	21,247	—
Payable upon Return of Securities Loaned (Note 9)	—	—	197,950,960	—
Payable for Securities Purchased (Note 1)	1,757,298	2,075,510	—	—
Liability for Fund Shares Redeemed	810,802	697,735	2,211,537	5,415,049
Investment Advisory Fees Payable (Note 4)	—	—	644,374	—
Transfer Agent and Administrative Fees Payable (Note 4)	59,447	94,553	214,791	39,787
Distribution and Service Fees Payable (Note 4)	21,418	17,230	9,236	5,671
Portfolio Accounting Fees Payable (Note 4)	23,485	34,016	56,289	15,915
Custody Fees Payable	—	—	20,810	—
Dividends Payable	—	—	—	11,789
Tax Expense Payable	332,765	152,822	—	13,113
Other Liabilities	70,718	106,042	247,024	43,882
Total Liabilities	3,075,933	3,177,908	201,376,268	5,545,206
NET ASSETS	$260,234,236	$ 423,194,066	$ 942,325,642	$ 169,766,658
NET ASSETS CONSIST OF				
Paid-In Capital	$239,587,223	$ 438,494,873	$1,463,141,405	$ 172,188,031
Undistributed Net Investment Income	7,211,676	2,810,201	—	1,084,630
Accumulated Net Realized Gain (Loss) on Investments, Equity Index Swaps, and Futures Contracts	—	—	(878,698,096)	—
Net Unrealized Appreciation (Depreciation) on Investments, Equity Index Swaps, and Futures Contracts	13,435,337	(18,111,008)	357,882,333	(3,506,003)
NET ASSETS	$260,234,236	$ 423,194,066	$ 942,325,642	$ 169,766,658
Investor Class	$139,786,011	$ 329,784,665	$ 893,294,955	$ 143,742,234
Advisor Class	41,001,745	45,331,501	27,831,882	10,389,929
A-Class	29,315,477	8,931,868	2,491,335	2,107,714
C-Class	50,131,003	39,146,032	18,707,470	13,526,781
H-Class	N/A	N/A	N/A	N/A
SHARES OUTSTANDING				
Investor Class	4,838,645	40,904,975	78,740,189	6,593,918
Advisor Class	1,478,487	5,876,881	2,554,161	483,012
A-Class	1,052,008	1,157,145	227,272	97,547
C-Class	1,830,340	5,118,501	1,743,292	655,691
H-Class	N/A	N/A	N/A	N/A
NET ASSET VALUES				
Investor Class	$28.89	$8.06	$11.34	$21.80
Advisor Class	27.73	7.71	10.90	21.51
A-Class	27.87	7.72	10.96	21.61
A-Class Maximum Offering Price***	29.26	8.10	11.51	22.69
C-Class	27.39	7.65	10.73	20.63
H-Class	N/A	N/A	N/A	N/A

  * The cost of Securities at Value is $0, $0, $780,865,168, $0, $91,010,852, $19,232,903, $202,108,270, $59,514,817, $64,108,945, $0, $49,571,903, and $121,415,913, respectively.

  ** The cost of Investment in Master Portfolio is $246,869,617, $441,411,116, $0, $173,294,495, $0, $0, $0, $0, $0, $1,508,013,077, $0, and $0, respectively.

  *** Net asset value adjusted for sales charge of 4.75% of offering price.

See Notes to Financial Statements.

	Medius Fund	Inverse Mid-Cap Fund	Mekros Fund	Inverse Small-Cap Fund	U.S. Government Bond Fund	Juno Fund	Large-Cap Europe Fund	Large-Cap Japan Fund
	$ 98,888,563	$19,232,903	$226,847,048	$ 59,514,817	$ 62,890,582	$ —	$54,032,014	$121,415,913
	—	—	—	—	—	1,527,078,403	—	—
	693,900	180,900	4,014,900	113,400	218,700	—	—	2,296,500
	97,605	—	1,239,178	—	—	—	323,736	3,926,129
	10,810	—	267,660	—	—	—	—	—
	282,916	—	—	—	1,614,719	13,194,761	—	—
	752,862	835,647	4,599,752	2,104,258	4,473,023	4,128,303	2,075,979	2,408,500
	54,822	6,948	136,146	21,533	373,291	—	190,232	43,857
	209,467	—	694,610	—	—	—	5,727	4,378
	863	—	5,797	—	—	—	—	—
	100,991,808	20,256,398	237,805,091	61,754,008	69,570,315	1,544,401,467	56,627,688	130,095,277
	—	424,894	—	2,656,180	—	—	—	—
	—	1,340	—	7,560	7,913	—	—	242,225
	12,877,006	—	22,797,583	—	—	—	—	—
	—	—	—	—	—	—	—	—
	3,109,653	16,112	4,611,769	2,569,990	6,237,805	16,737,280	395,151	1,270,767
	67,371	17,902	137,277	49,795	41,671	—	43,210	90,592
	18,714	4,973	38,132	13,832	16,668	346,520	12,003	25,164
	11,198	1,706	18,478	4,524	5,174	167,168	5,629	10,748
	7,486	1,989	15,253	5,533	8,334	72,096	4,801	10,066
	1,797	478	3,661	1,328	2,000	—	1,152	2,416
	—	—	—	—	4,804	—	—	—
	209,467	—	694,610	—	—	—	5,727	4,378
	22,100	4,369	45,611	14,470	27,074	402,865	13,093	29,866
	16,324,792	473,763	28,362,374	5,323,212	6,351,443	17,725,929	480,766	1,686,222
	$ 84,667,016	$19,782,635	$209,442,717	$ 56,430,796	$ 63,218,872	$1,526,675,538	$56,146,922	$128,409,055
	$ 76,926,220	$22,963,981	$186,911,869	$ 75,939,790	$ 79,016,259	$1,499,785,076	$54,016,277	$101,070,046
	—	122,669	—	419,420	183,619	7,825,136	642,598	1,855,974
	(1,183,963)	(3,031,795)	(7,148,020)	(17,870,387)	(14,500,166)	—	(3,240,644)	19,947,145
	8,924,759	(272,220)	29,678,868	(2,058,027)	(1,480,840)	19,065,326	4,728,691	5,535,890
	$ 84,667,016	$19,782,635	$209,442,717	$ 56,430,796	$ 63,218,872	$1,526,675,538	$56,146,922	$128,409,055
	N/A	N/A	N/A	N/A	$ 33,222,973	$ 768,587,799	N/A	N/A
	N/A	N/A	N/A	N/A	21,199,783	99,545,864	N/A	N/A
	$ 4,947,975	$ 161,101	$ 6,789,309	$ 1,066,506	1,503,394	124,679,378	$ 1,377,644	$ 3,431,710
	28,836,129	1,146,912	31,955,609	3,163,629	7,292,722	533,862,497	8,703,304	13,081,648
	50,882,912	18,474,622	170,697,799	52,200,661	N/A	N/A	46,065,974	111,895,697
	N/A	N/A	N/A	N/A	3,163,546	39,042,514	N/A	N/A
	N/A	N/A	N/A	N/A	2,019,101	5,124,272	N/A	N/A
	123,261	4,350	181,855	28,859	143,142	6,387,043	68,660	84,499
	743,047	31,485	889,468	86,911	694,688	28,428,543	452,078	331,431
	1,266,554	498,801	4,573,416	1,411,593	N/A	N/A	2,296,496	2,753,056
	N/A	N/A	N/A	N/A	$10.50	$19.69	N/A	N/A
	N/A	N/A	N/A	N/A	10.50	19.43	N/A	N/A
	$40.14	$37.03	$37.33	$36.96	10.50	19.52	$20.06	$40.61
	42.14	38.88	39.19	38.80	11.02	20.49	21.06	42.64
	38.81	36.43	35.93	36.40	10.50	18.78	19.25	39.47
	40.17	37.04	37.32	36.98	N/A	N/A	20.06	40.64

STATEMENTS OF OPERATIONS

	Nova Fund	Ursa Fund	OTC Fund	Arktos Fund
INVESTMENT INCOME				
Interest (Note 1)	$ —	$ —	$ 1,585,388	$ —
Interest from Securities Lending, net (Note 9)	—	—	322,426	—
Dividends, Net of Foreign Tax Withheld* (Note 1)	—	—	4,924,440	—
Other Income	—	—	—	—
Total Income	—	—	6,832,254	—
EXPENSES				
Investment Advisory Fees (Note 4)	—	—	7,265,148	—
Transfer Agent and Administrative Fees (Note 4)	741,920	1,131,698	2,421,716	501,190
Distribution & Service Fees (Note 4):				
Advisor Class	259,416	200,889	138,281	58,660
A-Class	67,915	27,416	5,562	7,061
C-Class	513,761	441,131	179,525	154,463
H-Class	—	—	—	—
Portfolio Accounting Fees (Note 4)	285,310	401,636	629,957	200,132
Registration Fees	112,965	203,112	406,423	77,436
Trustees' Fees**	15,292	25,768	52,246	10,365
Custody Fees	—	—	222,545	—
Tax Expense	332,765	152,822	—	13,113
Miscellaneous	186,290	250,363	586,764	116,111
Total Expenses	2,515,634	2,834,835	11,908,167	1,138,531
Less Tax Expense Reimbursed by Advisor (Note 5)	332,765	152,822	—	13,113
Net Expenses	2,182,869	2,682,013	11,908,167	1,125,418
Net Investment Income (Loss)	(2,182,869)	(2,682,013)	(5,075,913)	(1,125,418)
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 1)				
Net Realized Gain (Loss) on:				
Investment Securities	28,284,949	(21,038,614)	100,782,118	(14,726,982)
Equity Index Swaps	—	—	129,222	—
Futures Contracts	—	—	3,517,138	—
Total Net Realized Gain (Loss)	28,284,949	(21,038,614)	104,428,478	(14,726,982)
Net Change in Unrealized Appreciation (Depreciation) on:				
Investment Securities	12,837,485	(8,192,929)	25,835,941	(9,842,202)
Equity Index Swaps	—	—	50,660	—
Futures Contracts	—	—	(60,436)	—
Net Change in Unrealized Appreciation (Depreciation)	12,837,485	(8,192,929)	25,826,165	(9,842,202)
Net Gain (Loss) on Investments	41,122,434	(29,231,543)	130,254,643	(24,569,184)
Net Increase (Decrease) in Net Assets from Operations	$38,939,565	$(31,913,556)	$125,178,730	$(25,694,602)

* Foreign tax withheld of $0, $0, $17,812, $0, $0, $0, $586, $0, $0, $0, $56,962, and $0, respectively.
** Relates to Trustees not deemed "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act.

See Notes to Financial Statements.

Year Ended March 31, 2006

Medius Fund	Inverse Mid-Cap Fund	Mekros Fund	Inverse Small-Cap Fund	U.S. Government Bond Fund	Juno Fund	Large-Cap Europe Fund	Large-Cap Japan Fund
$ 622,016	$ 493,501	$ 1,489,959	$ 2,007,397	$ 5,390,989	$ —	$ 807,836	$ 3,343,418
8,858	—	55,725	—	—	—	—	—
691,264	—	1,394,286	—	—	—	795,253	—
8,450	2,262	2,765	—	—	—	—	1,264
1,330,588	495,763	2,942,735	2,007,397	5,390,989	—	1,603,089	3,344,682
725,595	122,440	1,532,901	480,862	587,542	—	507,913	785,818
201,554	34,011	425,806	133,573	235,017	5,101,707	141,087	218,283
—	—	—	—	346,464	647,482	—	—
12,402	337	23,569	3,887	2,790	380,163	3,355	4,255
200,684	8,743	324,728	37,848	95,393	6,933,591	55,263	65,121
138,981	31,488	321,055	120,224	—	—	123,916	197,748
80,622	13,605	170,131	53,429	117,508	951,556	56,435	87,313
28,845	4,880	61,597	18,054	38,433	859,932	24,338	33,185
3,788	620	8,532	2,609	5,167	111,331	2,742	5,570
19,133	3,136	43,150	12,554	29,666	—	13,181	20,098
209,467	—	694,610	—	—	—	5,727	4,378
54,190	8,715	114,756	41,135	71,209	1,084,888	32,261	71,317
1,675,261	227,975	3,720,835	904,175	1,529,189	16,070,650	966,218	1,493,086
209,467	—	694,610	—	—	—	5,727	4,378
1,465,794	227,975	3,026,225	904,175	1,529,189	16,070,650	960,491	1,488,708
(135,206)	267,788	(83,490)	1,103,222	3,861,800	(16,070,650)	642,598	1,855,974
4,983,162	—	10,703,182	—	1,899,984	(214,541,087)	(1,451,816)	—
3,547,668	(1,070,147)	5,242,199	(7,847,317)	—	—	(1,788,830)	15,269,061
2,750,152	(421,853)	7,211,784	(2,230,735)	(1,212,422)	—	—	5,691,517
11,280,982	(1,492,000)	23,157,165	(10,078,052)	687,562	(214,541,087)	(3,240,646)	20,960,578
4,357,102	—	15,326,452	—	(8,550,363)	235,783,809	4,460,111	—
321,932	(127,593)	2,253,761	(2,379,079)	—	—	3,754,726	6,236,077
636,000	(223,838)	3,023,004	(363,575)	(200,850)	—	—	1,639,612
5,315,034	(351,431)	20,603,217	(2,742,654)	(8,751,213)	235,783,809	8,214,837	7,875,689
16,596,016	(1,843,431)	43,760,382	(12,820,706)	(8,063,651)	21,242,722	4,974,191	28,836,267
$16,460,810	$(1,575,643)	$43,676,892	$(11,717,484)	$ (4,201,851)	$ 5,172,072	$ 5,616,789	$30,692,241

STATEMENTS OF CHANGES IN NET ASSETS

	Nova Fund		Ursa Fund		OTC Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
FROM OPERATIONS						
Net Investment Income (Loss)	$ (2,182,869) $	(2,273,423) $	(2,682,013) $	(2,807,391) $	(5,075,913) $	3,339,815
Net Realized Gain (Loss) on Investments	28,284,949	21,079,462	(21,038,614)	(48,980,060)	104,428,478	36,800,772
Net Change in Unrealized Appreciation (Depreciation) on Investments	12,837,485	(1,387,053)	(8,192,929)	8,268,455	25,826,165	(29,857,804)
Net Increase (Decrease) in Net Assets from Operations	38,939,565	17,418,986	(31,913,556)	(43,518,996)	125,178,730	10,282,783
Distributions to Shareholders from: (Note 1)						
Net Investment Income						
Investor Class	(5,878,827)	—	(5,250,255)	—	(3,192,385)	—
Advisor Class	(1,716,091)	—	(572,209)	—	(69,604)	—
A-Class	(1,004,034)	—	(144,298)	—	(8,523)	—
C-Class	(1,703,672)	—	(636,915)	—	(69,305)	—
H-Class	—	—	—	—	—	—
Realized Gain on Investment						
Investor Class	—	—	—	—	—	—
Advisor Class	—	—	—	—	—	—
A-Class	—	—	—	—	—	—
C-Class	—	—	—	—	—	—
H-Class	—	—	—	—	—	—
Total Distributions to Shareholders	(10,302,624)	—	(6,603,677)	—	(3,339,817)	—
SHARE TRANSACTIONS						
Proceeds from Shares Purchased						
Investor Class	736,237,994	1,414,735,507	845,995,157	1,531,545,815	1,115,530,088	1,396,741,796
Advisor Class	276,701,402	370,298,449	192,242,268	250,858,378	234,138,125	207,549,823
A-Class	33,284,583	23,896,367	19,132,752	15,446,772	2,766,322	3,898,356
C-Class	72,463,609	168,553,867	75,508,695	157,946,561	69,549,300	124,003,724
H-Class	—	—	—	—	—	—
Value of Shares Purchased through Dividend Reinvestment						
Investor Class	5,560,691	—	4,196,538	—	3,083,904	—
Advisor Class	1,694,759	—	500,635	—	63,938	—
A-Class	807,597	—	116,511	—	8,454	—
C-Class	1,595,196	—	557,818	—	64,916	—
H-Class	—	—	—	—	—	—
Cost of Shares Redeemed						
Investor Class	(793,440,174)	(1,436,144,681)	(816,851,107)	(1,524,063,187)	(1,144,096,335)	(1,467,509,576)
Advisor Class	(294,779,541)	(368,804,662)	(184,556,305)	(250,498,960)	(228,278,778)	(242,728,205)
A-Class	(25,982,121)	(6,350,348)	(16,679,580)	(7,698,808)	(2,355,979)	(2,044,524)
C-Class	(78,156,275)	(154,161,133)	(76,581,732)	(156,062,212)	(67,299,316)	(122,887,409)
H-Class	—	—	—	—	—	—
Net Increase (Decrease) in Net Assets From Share Transactions	(64,012,280)	12,023,366	43,581,650	17,474,359	(16,825,361)	(102,976,015)
Net Increase (Decrease) in Net Assets	(35,375,339)	29,442,352	5,064,417	(26,044,637)	105,013,552	(92,693,232)
NET ASSETS—BEGINNING OF YEAR	295,609,575	266,167,223	418,129,649	444,174,286	837,312,090	930,005,322
NET ASSETS—END OF YEAR	$ 260,234,236 $	295,609,575	$ 423,194,066 $	418,129,649	$ 942,325,642 $	837,312,090
Undistributed Net Investment Income	$ 7,211,676 $	— $	2,810,201 $	— $	— $	3,339,815

See Notes to Financial Statements.

	Arktos Fund		Medius Fund		Inverse Mid-Cap Fund		Mekros Fund	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
	$ (1,125,418)	$ (1,341,198)	$ (135,206)	$ (255,319)	$ 267,788	$ 36,605	$ (83,490)	$ (731,099)
	(14,726,982)	(32,513,314)	11,280,982	1,778,274	(1,492,000)	(1,445,631)	23,157,165	(18,989,715)
	(9,842,202)	8,512,163	5,315,034	(3,182,386)	(351,431)	152,438	20,603,217	(5,531,934)
	(25,694,602)	(25,342,349)	16,460,810	(1,659,431)	(1,575,643)	(1,256,588)	43,676,892	(25,252,748)
	(2,286,362)	—	—	—	—	—	—	—
	(145,402)	—	—	—	—	—	—	—
	(31,062)	—	—	—	(1,301)	—	—	—
	(196,818)	—	—	—	(31,866)	—	—	—
	—	—	—	—	(149,091)	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	(109,079)	—	—	—	—	(14,390)
	—	—	(227,505)	—	—	—	—	(270,032)
	—	—	(751,208)	—	—	—	—	(1,081,935)
	(2,659,644)	—	(1,087,792)	—	(182,258)	—	—	(1,366,357)
	675,734,722	975,342,608	—	—	—	—	—	—
	48,969,561	113,835,651	—	—	—	—	—	—
	5,872,149	17,225,239	46,186,398	1,765,474	770,417	448,770	30,528,640	8,906,688
	60,203,469	144,800,328	106,985,217	159,054,038	17,258,913	29,108,039	201,961,994	310,997,432
	—	—	811,085,500	996,786,478	249,211,191	283,941,863	2,330,412,471	2,891,277,659
	1,652,055	—	—	—	—	—	—	—
	140,822	—	—	—	—	—	—	—
	19,809	—	31,792	—	1,265	—	—	12,877
	177,151	—	217,708	—	28,010	—	—	243,160
	—	—	725,380	—	134,396	—	—	984,732
	(708,129,990)	(967,546,717)	—	—	—	—	—	—
	(54,169,513)	(111,775,526)	—	—	—	—	—	—
	(9,077,950)	(11,578,445)	(42,968,626)	(828,790)	(674,165)	(374,744)	(30,054,603)	(5,593,228)
	(60,009,939)	(160,566,879)	(100,780,875)	(156,154,210)	(16,902,821)	(28,127,040)	(197,597,629)	(338,792,919)
	—	—	(830,424,070)	(1,003,368,485)	(259,430,871)	(255,412,567)	(2,259,824,185)	(2,974,253,320)
	(38,617,654)	(263,741)	(8,941,576)	(2,745,495)	(9,603,665)	29,584,321	75,426,688	(106,216,919)
	(66,971,900)	(25,606,090)	6,431,442	(4,404,926)	(11,361,566)	28,327,733	119,103,580	(132,836,024)
	236,738,558	262,344,648	78,235,574	82,640,500	31,144,201	2,816,468	90,339,137	223,175,161
	$ 169,766,658	$ 236,738,558	$ 84,667,016	$ 78,235,574	$ 19,782,635	$ 31,144,201	$ 209,442,717	$ 90,339,137
	$ 1,084,630	$ —	$ —	$ —	$ 122,669	$ 36,605	$ —	$ —

FINANCIAL HIGHLIGHTS *(continued)*

This table is presented to show selected data for a share outstanding throughout each period, and to assist shareholders in evaluating a Fund's performance for the periods presented.

	NET ASSET VALUE, BEGINNING OF PERIOD	Net Investment Income (Loss)†	Net Realized and Unrealized Gains (Losses) on Securities	Net Increase (Decrease) in Net Asset Value Resulting from Operations	Distributions from Net Investment Income	Distributions from Net Realized Capital Gains	Total Distributions	Net Increase (Decrease) in Net Asset Value	NET ASSET VALUE, END OF PERIOD	Total Investment Return	Ratios to Average Net Assets: Gross Expenses	Ratios to Average Net Assets: Net Expenses	Ratios to Average Net Assets: Net Investment Income (Loss)	Portfolio Turnover Rate***	Net Assets, End of Period (000's omitted)
Arktos Fund A-Class															
March 31, 2006	**$24.39**	**$ (.16)**	**$ (2.29)**	**$ (2.45)**	**$ (.33)**	**$ —**	**$ (.33)**	**$ (2.78)**	**$21.61**	**(10.04)%**	**1.63%††**	**1.63%††**	**(0.70)%**	**—**	**$ 2,108**
March 31, 2005	25.60	(.17)	(1.04)	(1.21)	—	—	—	(1.21)	24.39	(4.73)%	1.62%††	1.62%††	(0.70)%	—	5,697
March 31, 2004*	25.60	—	—	—	—	—	—	—	25.60	0.00%	0.00%**††◊	0.00%**††◊	0.00%**	—	1
Arktos Fund C-Class															
March 31, 2006	**23.48**	**(.32)**	**(2.20)**	**(2.52)**	**(.33)**	**—**	**(.33)**	**(2.85)**	**20.63**	**(10.73)%**	**2.40%††**	**2.39%††**	**(1.46)%**	**—**	**13,527**
March 31, 2005	24.83	(.35)	(1.00)	(1.35)	—	—	—	(1.35)	23.48	(5.44)%	2.38%††	2.38%††	(1.46)%	—	15,693
March 31, 2004	36.92	(.38)	(11.71)	(12.09)	—	—	—	(12.09)	24.83	(32.75)%	2.41%††	2.41%††	(1.48)%	—	34,375
March 31, 2003	31.93	3.08	3.05	6.13	(1.14)	—	(1.14)	4.99	36.92	19.02%	2.41%††	2.41%††	8.23%	—	2,673
March 31, 2002	35.74	.43	(3.95)	(3.52)	(.29)	—	(.29)	(3.81)	31.93	(9.80)%	2.38%††	2.38%††	1.45%	—	1,996
Medius Fund A-Class															
March 31, 2006	**31.86**	**.01**	**8.65**	**8.66**	**—**	**(.38)**	**(.38)**	**8.28**	**40.14**	**27.27%**	**1.92%**	**1.66%**	**0.03%**	**528%**	**4,948**
March 31, 2005	28.30	(.03)	3.59	3.56	—	—	—	3.56	31.86	12.58%	1.63%	1.63%	(0.10)%	669%	1,050
March 31, 2004*	28.30	—	—	—	—	—	—	—	28.30	0.00%	0.00%**◊	0.00%**◊	0.00%**	1,239%	4
Medius Fund C-Class															
March 31, 2006	**31.03**	**(.25)**	**8.41**	**8.16**	**—**	**(.38)**	**(.38)**	**7.78**	**38.81**	**26.38%**	**2.66%**	**2.40%**	**(0.72)%**	**528%**	**28,836**
March 31, 2005	27.76	(.26)	3.53	3.27	—	—	—	3.27	31.03	11.78%	2.37%	2.37%	(0.91)%	669%	17,912
March 31, 2004	15.85	(.31)	12.22	11.91	—	—	—	11.91	27.76	75.14%	2.41%	2.41%	(1.31)%	1,239%	14,444
March 31, 2003	26.00	(.17)	(9.87)	(10.04)	(.11)	—	(.11)	(10.15)	15.85	(38.65)%	2.43%	2.43%	(0.95)%	2,322%	5,610
March 31, 2002*	24.53	(.13)	1.60	1.47	—	—	—	1.47	26.00	5.99%	2.44%**	2.44%**	(0.96)%**	893%	1,734
Medius Fund H-Class															
March 31, 2006	**31.86**	**—**	**8.69**	**8.69**	**—**	**(.38)**	**(.38)**	**8.31**	**40.17**	**27.36%**	**1.90%**	**1.64%**	**0.01%**	**528%**	**50,883**
March 31, 2005	28.30	(.06)	3.62	3.56	—	—	—	3.56	31.86	12.58%	1.62%	1.62%	(0.21)%	669%	59,274
March 31, 2004	16.04	(.14)	12.40	12.26	—	—	—	12.26	28.30	76.43%	1.66%	1.66%	(0.56)%	1,239%	68,193
March 31, 2003	26.08	(.07)	(9.86)	(9.93)	(.11)	—	(.11)	(10.04)	16.04	(38.11)%	1.69%	1.69%	(0.32)%	2,322%	14,634
March 31, 2002*	25.00	(.03)	1.11	1.08	—	—	—	1.08	26.08	4.32%	1.71%**	1.71%**	(0.19)%**	893%	116,176
Inverse Mid-Cap A-Class															
March 31, 2006	**44.01**	**.87**	**(7.20)**	**(6.33)**	**(.65)**	**—**	**(.65)**	**(6.98)**	**37.03**	**(14.44)%**	**1.66%**	**1.66%**	**2.12%**	**—**	**161**
March 31, 2005	49.01	(.06)	(4.94)	(5.00)	—	—	—	(5.00)	44.01	(10.20)%	1.63%	1.63%	(0.13)%	—	61
March 31, 2004*	49.01	—	—	—	—	—	—	—	49.01	0.00%	0.00%**◊	0.00%**◊	0.00%**	—	1
Inverse Mid-Cap C-Class															
March 31, 2006	**43.62**	**.15**	**(6.69)**	**(6.54)**	**(.65)**	**—**	**(.65)**	**(7.19)**	**36.43**	**(15.05)%**	**2.41%**	**2.41%**	**1.54%**	**—**	**1,147**
March 31, 2005	48.98	(.27)	(5.09)	(5.36)	—	—	—	(5.36)	43.62	(10.94)%	2.36%	2.36%	(0.58)%	—	1,011
March 31, 2004*	50.00	(.08)	(.94)	(1.02)	—	—	—	(1.02)	48.98	(2.04)%	2.23%**	2.23%**	(1.45)%**	—	137
Inverse Mid-Cap H-Class															
March 31, 2006	**44.01**	**.83**	**(7.15)**	**(6.32)**	**(.65)**	**—**	**(.65)**	**(6.97)**	**37.04**	**(14.42)%**	**1.64%**	**1.64%**	**2.01%**	**—**	**18,475**
March 31, 2005	49.01	.18	(5.18)	(5.00)	—	—	—	(5.00)	44.01	(10.20)%	1.60%	1.60%	0.39%	—	30,073
March 31, 2004*	50.00	(.05)	(.94)	(.99)	—	—	—	(.99)	49.01	(1.98)%	1.54%**	1.54%**	(0.74)%**	—	2,678
Mekros Fund A-Class															
March 31, 2006	**27.54**	**.04**	**9.75**	**9.79**	**—**	**—**	**—**	**9.79**	**37.33**	**35.55%**	**2.06%**	**1.65%**	**0.13%**	**441%**	**6,789**
March 31, 2005	26.22	(.03)	1.51	1.48	—	(.16)	(.16)	1.32	27.54	5.63%	1.61%	1.61%	(0.10)%	501%	3,340
March 31, 2004*	26.22	—	—	—	—	—	—	—	26.22	0.00%	0.00%**◊	0.00%**◊	0.00%**	965%	4

* *Since the commencement of operations: August 16, 2001—Medius Fund H-Class; August 20, 2001—Medius Fund C-Class; February 20, 2004—Inverse Mid-Cap Fund C-Class and Inverse Mid-Cap Fund H-Class; March 31, 2004—Arktos Fund A-Class, Medius Fund A-Class, Inverse Mid-Cap Fund A-Class and Mekros Fund A-Class.*

** *Annualized*

*** *Portfolio turnover rate is calculated without regard to short-term securities having a maturity of less than one year.*

† *Calculated using the average daily shares outstanding for the year.*

†† *Ratios to Average Net Assets include expenses of the corresponding Master Portfolio.*

◊ *Expense ratios for the period ended March 31, 2004 are calculated for one day only and are not indicative of future class performance.*

FINANCIAL HIGHLIGHTS *(continued)*

This table is presented to show selected data for a share outstanding throughout each period, and to assist shareholders in evaluating a Fund's performance for the periods presented.

	NET ASSET VALUE, BEGINNING OF PERIOD	Net Investment Income (Loss)†	Net Realized and Unrealized Gains (Losses) on Securities	Net Increase (Decrease) in Net Asset Value Resulting from Operations	Distributions from Net Investment Income	Distributions from Net Realized Capital Gains	Total Distributions	Net Increase (Decrease) in Net Asset Value	NET ASSET VALUE, END OF PERIOD	Total Investment Return	Ratios to Average Net Assets: Gross Expenses	Ratios to Average Net Assets: Net Expenses	Ratios to Average Net Assets: Net Investment Income (Loss)	Portfolio Turnover Rate***	Net Assets, End of Period (000's omitted)
Mekros Fund C-Class															
March 31, 2006	**$26.69**	**$ (.21)**	**$ 9.45**	**$ 9.24**	**$ —**	**$ —**	**$ —**	**$ 9.24**	**$35.93**	**34.62%**	**2.81%**	**2.40%**	**(0.70)%**	**441%**	**$ 31,956**
March 31, 2005	25.63	(.26)	1.48	1.22	—	(.16)	(.16)	1.06	26.69	4.75%	2.37%	2.37%	(1.00)%	501%	18,915
March 31, 2004	12.75	(.28)	13.16	12.88	—	—	—	12.88	25.63	101.02%	2.41%	2.41%	(1.34)%	965%	48,851
March 31, 2003	22.47	(.15)	(9.53)	(9.68)	—	(.04)	(.04)	(9.72)	12.75	(43.12)%	2.43%	2.43%	(0.91)%	746%	13,530
March 31, 2002	19.99	(.07)	2.55	2.48	—	—	—	2.48	22.47	12.41%	2.44%	2.44%	(0.33)%	714%	20,604
Mekros Fund H-Class															
March 31, 2006	**27.51**	**.03**	**9.78**	**9.81**	**—**	**—**	**—**	**9.81**	**37.32**	**35.66%**	**2.05%**	**1.64%**	**0.10%**	**441%**	**170,698**
March 31, 2005	26.22	(.07)	1.52	1.45	—	(.16)	(.16)	1.29	27.51	5.52%	1.62%	1.62%	(0.26)%	501%	68,084
March 31, 2004	12.94	(.14)	13.42	13.28	—	—	—	13.28	26.22	102.63%	1.66%	1.66%	(0.62)%	965%	174,320
March 31, 2003	22.61	(.03)	(9.60)	(9.63)	—	(.04)	(.04)	(9.67)	12.94	(42.63)%	1.69%	1.69%	(0.20)%	746%	32,101
March 31, 2002	19.99	.16	2.46	2.62	—	—	—	2.62	22.61	13.11%	1.61%	1.61%	0.74%	714%	120,045
Inverse Small-Cap A-Class															
March 31, 2006	**46.09**	**.85**	**(9.26)**	**(8.41)**	**(.72)**	**—**	**(.72)**	**(9.13)**	**36.96**	**(18.40)%**	**1.63%**	**1.63%**	**1.97%**	**—**	**1,067**
March 31, 2005	48.80	(.02)	(2.69)	(2.71)	—	—	—	(2.71)	46.09	(5.55)%	1.63%	1.63%	(0.03)%	—	404
March 31, 2004*	48.80	—	—	—	—	—	—	—	48.80	0.00%	0.00%**◊	0.00%**◊	0.00%**	—	1
Inverse Small-Cap C-Class															
March 31, 2006	**45.71**	**.56**	**(9.15)**	**(8.59)**	**(.72)**	**—**	**(.72)**	**(9.31)**	**36.40**	**(18.95)%**	**2.40%**	**2.40%**	**1.33%**	**—**	**3,164**
March 31, 2005	48.77	(.49)	(2.57)	(3.06)	—	—	—	(3.06)	45.71	(6.27)%	2.39%	2.39%	(0.97)%	—	3,951
March 31, 2004*	50.00	(.08)	(1.15)	(1.23)	—	—	—	(1.23)	48.77	(2.46)%	2.24%**	2.24%**	(1.42)%**	—	492
Inverse Small-Cap H-Class															
March 31, 2006	**46.09**	**.91**	**(9.30)**	**(8.39)**	**(.72)**	**—**	**(.72)**	**(9.11)**	**36.98**	**(18.36)%**	**1.65%**	**1.65%**	**2.14%**	**—**	**52,201**
March 31, 2005	48.80	.04	(2.75)	(2.71)	—	—	—	(2.71)	46.09	(5.55)%	1.63%	1.63%	0.09%	—	46,832
March 31, 2004*	50.00	(.04)	(1.16)	(1.20)	—	—	—	(1.20)	48.80	(2.40)%	1.54%**	1.54%**	(0.72)%**	—	5,054
U.S. Government Bond Fund Investor Class															
March 31, 2006	**11.04**	**.42**	**(.54)**	**(.12)**	**(.42)**	**—**	**(.42)**	**(.54)**	**10.50**	**(1.37)%**	**0.94%**	**0.94%**	**3.69%**	**1,451%**	**33,223**
March 31, 2005	11.03	.42	—	.42	(.41)	—	(.41)	.01	11.04	4.04%	0.93%	0.93%	3.95%	737%	25,992
March 31, 2004	10.95	.41	.08	.49	(.41)	—	(.41)	.08	11.03	4.65%	0.95%	0.95%	3.84%	1,143%	25,188
March 31, 2003	9.12	.41	1.83	2.24	(.41)	—	(.41)	1.83	10.95	24.93%	0.97%	0.97%	4.00%	2,404%	51,370
March 31, 2002	9.82	.43	(.70)	(.27)	(.43)	—	(.43)	(.70)	9.12	(2.88)%	0.88%	0.88%	4.39%	860%	14,138
U.S. Government Bond Fund Advisor Class															
March 31, 2006	**11.07**	**.37**	**(.57)**	**(.20)**	**(.37)**	**—**	**(.37)**	**(.57)**	**10.50**	**(2.10)%**	**1.42%**	**1.42%**	**3.16%**	**1,451%**	**21,200**
March 31, 2005	11.04	.36	.04	.40	(.37)	—	(.37)	.03	11.07	3.75%	1.41%	1.41%	3.32%	737%	53,283
March 31, 2004*	10.00	.23	1.04	1.27	(.23)	—	(.23)	1.04	11.04	12.84%	1.45%**	1.45%**	3.21%**	1,143%	46,690
U.S. Government Bond Fund A-Class															
March 31, 2006	**11.07**	**.40**	**(.58)**	**(.18)**	**(.39)**	**—**	**(.39)**	**(.57)**	**10.50**	**(1.88)%**	**1.17%**	**1.17%**	**3.45%**	**1,451%**	**1,503**
March 31, 2005	11.05	.39	.02	.41	(.39)	—	(.39)	.02	11.07	3.86%	1.15%	1.15%	3.63%	737%	1,703
March 31, 2004*	11.05	—	—	—	—	—	—	—	11.05	0.00%	0.00%**◊	0.00%**◊	0.00%**	1,143%	1

* Since the commencement of operations: August 1, 2003—U.S. Government Bond Fund Advisor Class; February 20, 2004—Inverse Small-Cap Fund C-Class and Inverse Small-Cap Fund H-Class; March 31, 2004—Inverse Small-Cap Fund A-Class and U.S. Government Bond Fund A-Class.

** Annualized

*** Portfolio turnover rate is calculated without regard to short-term securities having a maturity of less than one year.

† Calculated using the average daily shares outstanding for the year.

◊ Expense ratios for the period ended March 31, 2004 are calculated for one day only and are not indicative of future class performance.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

The Rydex Series Funds (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, open-ended investment company, and is authorized to issue an unlimited number of no par value shares. The Trust offers five separate classes of shares, Investor Class Shares, Advisor Class Shares, A-Class Shares, C-Class Shares, and H-Class Shares. C-Class Shares have a 1% Contingent Deferred Sales Charge ("CDSC") if Shares are redeemed within 12 months of purchase. Sales of shares of each Class are made without a sales charge at the net asset value per share, with the exception of A-Class Shares. A-Class Shares are sold at net asset value, plus the applicable front-end sales charge. The sales charge varies depending on the amount of your purchase, but will not exceed 4.75%. A-Class Share purchases of $1 million or more have a 1% CDSC if Shares are redeemed within 18 months of purchase. The current sales charge rates are as follows:

Amount of Investment	Sales Charge as % of Offering Price	Sales Charge as % of Net Amount Invested
Less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	3.75%	3.90%
$250,000 but less than $500,000	2.75%	2.83%
$500,000 but less than $1,000,000	1.60%	1.63%
$1,000,000 or greater	0.00%	0.00%

At March 31, 2006, the Trust consisted of forty-eight separate series: twenty-four Benchmark Funds, one Money Market Fund, one Absolute Return Strategies Fund, one Hedged Equity Fund, nineteen Sector Funds, and two Strategic Funds. This report covers the twenty-four Benchmark Funds and the Money Market Fund (the "Funds"), while the Sector Funds, the Strategic Funds, the Absolute Return Strategies Fund, and the Hedged Equity Fund are contained in separate reports.

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Trust.

A. Equity securities listed on an exchange (New York Stock Exchange ("NYSE") or American Stock Exchange) are valued at the last quoted sales price as of close of business on the NYSE, usually 4:00 p.m., Eastern Time, on the valuation date. Equity securities listed on the Nasdaq market system are valued at the Nasdaq Official Closing Price, usually as of 4:00 p.m., Eastern Time, on the valuation date. Listed options held by the Trust are valued at the Official Settlement Price listed by the exchange, usually as of 4:00 p.m., Eastern Time. Over-the-Counter options held by the Trust are valued using the average bid price obtained from one or more security dealers. The value of futures contracts

purchased and sold by the Trust are accounted for using the unrealized gain or loss on the contracts that is determined by marking the contracts to their current realized settlement prices. Financial futures contracts are valued at the last quoted sales price, usually as of 4:00 p.m., Eastern Time, on the valuation date. In the event that the exchange for a specific futures contract closes earlier than 4:00 p.m., Eastern Time, the futures contract is valued at the Official Settlement Price of the exchange. However, the underlying securities from which the futures contract value is derived are monitored until 4:00 p.m., Eastern Time, to determine if fair valuation would provide a more accurate valuation. Short-term securities, if any, are valued at amortized cost, which approximates market value.

The value of domestic equity index swap agreements entered into by a Fund is accounted for using the unrealized gain or loss on the agreements that is determined by marking the agreements to the last quoted value of the index that the swap pertains to at the close of the NYSE, usually 4:00 p.m., Eastern Time. The swap's market value is then adjusted to include dividends accrued, financing charges and/or interest associated with the swap agreements.

The value of foreign equity index, commodity index, and currency index swap agreements entered into by a Fund is accounted for using the unrealized gain or loss on the agreements that is determined by marking the agreements to the price at which orders are being filled at the close of the NYSE, usually 4:00 p.m., Eastern Time. In the event that no order is filled at 4:00 p.m., Eastern Time, the security dealer provides a fair value quote at which the swap agreement is valued. The swap's market value is then adjusted to include dividends accrued, financing charges and/or interest associated with the swap agreements.

Investments for which market quotations are not readily available are valued at fair value as determined in good faith by Rydex Global Advisors (the "Advisor"), an affiliated entity under direction of the Board of Trustees using methods established or ratified by the Board of Trustees. These methods include, but are not limited to: (i) general information as to how these securities and assets trade; (ii) in connection with futures contracts and options thereupon, and other derivative investments, information as to how (a) these contracts and other derivative investments trade in the futures or other derivative markets, respectively, and (b) the securities underlying these contracts and other derivative investments trade in the cash market; and (iii) other information and considerations, including current values in related markets. The shares of the Master Portfolios held by the Feeder Funds are valued at their respective daily Net Asset Value.

B. Securities transactions are recorded on the trade date for financial reporting purposes. Realized gains and losses from securities transactions are recorded using the identified cost basis. Dividend income is recorded on the ex-dividend date, net of applicable taxes withheld by foreign countries. Interest income, including amortization of premiums and accretion of discount, is accrued on a daily basis.

C. Net investment income is computed and dividends are declared daily in the U.S. Government Bond Fund and the U.S. Government Money Market Fund. Income dividends in these Funds are paid daily. Dividends are reinvested in additional shares unless shareholders request payment in cash. Distributions of net investment income in the remaining Benchmark Funds and distributions of net realized capital gains in all funds are recorded on the ex-dividend date and are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for items such as deferral of wash sales and post-October losses and regulated futures contracts and options. Net investment income and loss, net realized gains and losses, and net assets are not affected by these differences.

D. When a Fund engages in a short sale, an amount equal to the proceeds is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the market value of the short sale. The Fund maintains a segregated account of cash and/or securities as collateral for short sales. The Fund is exposed to market risk based on the amount, if any, that the market value of the security exceeds the market value of the securities in the segregated account. Fees, if any, paid to brokers to borrow securities in connection with short sales are considered part of the cost of short sale transactions. In addition, the Fund must pay out the dividend rate of the equity or coupon rate of the treasury obligation to the purchaser and records this as an expense. Short Dividends or Interest Expense is a cost associated with the investment objective of short sales transactions, rather than an operational cost associated with the day-to-day management of any mutual fund. Currently, the Juno Master Portfolio is the only fund practicing the use of short sales.

E. Upon the purchase of an option by a Fund, the premium paid is recorded as an investment, the value of which is marked-to-market daily. When a purchased option expires, the Fund will realize a loss in the amount of the cost of the option. When the Fund enters into a closing sale transaction, the Fund will realize a gain or loss depending on whether the proceeds from the closing sale transaction are greater or less than the cost

of the option. When a Fund exercises a put option, it will realize a gain or loss from the sale of the underlying security and the proceeds from such sale will be decreased by the premium originally paid. When a Fund exercises a call option, the cost of the security that the Fund purchases upon exercise will be increased by the premium originally paid. When a Fund writes (sells) an option, an amount equal to the premium received is entered in the Trust's accounting records as an asset and equivalent liability. The amount of the liability is subsequently marked-to- market to reflect the current value of the option written. When a written option expires, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold).

F. The Trust may purchase or sell stock and bond index futures contracts and options on such futures contracts. Futures contracts are contracts for delayed delivery of securities at a specified future delivery date and at a specific price. Upon entering into a contract, a Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

G. The Trust may enter into swap agreements, which are over-the-counter contracts in which one party agrees to make periodic payments based on the change in market value of a specified equity security, basket of equity securities, equity index, commodity index, or U.S. Dollar index, in return for periodic payments based on a fixed or variable interest rate or the change in market value of a different equity security, basket of equity securities, equity index, commodity index, or U.S. Dollar index. Swap agreements are used to obtain exposure to an equity or market without owning or taking physical custody of securities.

H. Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Trust does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain and loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies and currency gains or losses realized between the trade and settlement dates on investment transactions. Net unrealized exchange gains and losses arise from changes in the fair values of assets and liabilities other than investments in securities at the fiscal period end, resulting from changes in exchange rates.

I. The Trust may enter into forward currency contracts primarily to hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investment securities. When entering into a forward currency contract, a Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily and the corresponding unrealized gain or loss on the contracts, as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, is included in the Statement of Assets and Liabilities. Realized and unrealized gains and losses are included in the Statement of Operations.

J. The Funds may also purchase American Depository Receipts, U.S. Government securities, enter into repurchase agreements, and engage in futures, options and swap transactions.

K. The Funds may leave cash overnight in their cash account with the custodian, U.S. Bank. Periodically, a Fund may have cash due to custodian bank as an overdraft balance. A fee is incurred on this overdraft, calculated by multiplying the overdraft by a rate based on the federal funds rate. Segregated cash with the broker is held as collateral for investments in derivative instruments such as futures contracts and index swap agreements.

L. Certain U.S. Government and Agency Obligations are traded on a discount basis; the interest rates shown on the Schedules of Investments reflect the discount rates paid at the time of purchase by the Funds. Other securities bear interest at the rates shown, payable at fixed dates through maturity.

M. Interest and dividend income, most expenses, all realized gains and losses, and all unrealized gains and losses are allocated to the Classes based upon the value of the outstanding shares in each Class. Certain costs, such as distribution fees relating to Advisor Class Shares, A-Class Shares and H-Class Shares and service and distribution fees related to C-Class Shares, are charged directly to specific Classes. In addition, certain expenses have been allocated to the individual Funds in the Trust

on a pro rata basis upon the respective aggregate net asset value of each Fund included in the Trust.

N. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Financial Instruments

As part of its investment strategy, the Trust may utilize a variety of derivative instruments, including options, futures, options on futures, and swap agreements. These investments involve, to varying degrees, elements of market risk and risks in excess of the amounts recognized in the Statements of Assets and Liabilities.

In the normal course of business, the Funds enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds and/or its affiliates that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

The risk associated with purchasing options is limited to the premium originally paid. Options written by a Fund involves, to varying degrees, risk of loss in excess of the option value reflected in the Statements of Assets and Liabilities. The risk in writing a covered call option is that a Fund may forego the opportunity for profit if the market price of the underlying security increases and the option is exercised. The risk in writing a covered put option is that a Fund may incur a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is the risk that a Fund may not be able to enter into a closing transaction because of an illiquid secondary market or, for over-the-counter options, because of the counterparty's inability to perform. The Trust has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better.

There are several risks in connection with the use of futures contracts. Futures contracts involve, to varying degrees, risk of loss in excess of amounts reflected in the financial statements. Risks may be caused by an imperfect correlation between movements in the price of the instruments and the price of the underlying securities. In addition, there is the risk that a Fund may not be able to enter into a closing transaction because of an illiquid secondary market.

The use of equity swaps involves risks that are different from those associated with ordinary portfolio securities transactions. Swap agreements may be considered to be illiquid. Although the Trust will not enter into any swap agreement unless the Advisor believes that the other party to the transaction is creditworthy, the Funds bear the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of the agreement counterparty. The Trust has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better.

Short sales are transactions in which a Fund sells a security it does not own. If the security the Fund sold short goes down in price between the time the Fund sells the security and closes its short position, the Fund will realize a gain on the transaction. Conversely, if the security goes up in price during the period, the Fund will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales.

In conjunction with the use of options, futures, options on futures, swap agreements, as well as short sales of securities, the Funds are required to maintain collateral in various forms. The Funds use, where appropriate, depending on the financial instrument utilized and the broker involved, margin deposits at the broker, cash and/or securities segregated at the custodian bank, discount notes, or the repurchase agreements allocated to each Fund.

The risks inherent in the use of options, futures contracts, options on futures contracts, swap agreements, as well as short sales of securities include i) adverse changes in the value of such instruments; ii) imperfect correlation between the price of the instruments and movements in the price of the underlying securities, indices, or futures contracts; iii) the possible absence of a liquid secondary market for any particular instrument at any time; and iv) the potential of counterparty default.

3. Master-Feeder Arrangement

Currently, the Nova Fund, the Ursa Fund, the Juno Fund, and the Arktos Fund are operating under a "master-feeder arrangement." Under a master-feeder arrangement, a Fund invests substantially all of its assets in the Master Portfolio, a separate open-ended investment company that has the same investment objectives as the Fund, e.g., the Nova Fund would act as a "feeder fund, "holding shares of its Master Portfolio as its only investment. As a result, the Fund has an indirect interest in all of the securities owned by the Master Portfolio. Because of this indirect interest, the Fund's investment returns should be the same as those of the Master Portfolio, adjusted for Fund expenses. The financial statements of the Master Portfolios, including the Schedule of Investments, are included in this report

and should be read in conjunction with the Funds' financial statements. The percentage of Nova Master Portfolio, Ursa Master Portfolio, Arktos Master Portfolio, and Juno Master Portfolio owned by the Nova Fund, the Ursa Fund, the Arktos Fund, and the Juno Fund, respectively, at March 31, 2006, was 100 percent. The Funds record their investments in the Master Portfolio at fair value. Valuation of securities held by the Master Portfolio is discussed in Note 1, Significant Accounting Policies.

4. Fees And Other Transactions With Affiliates

Under the terms of an investment advisory contract, the Trust pays the Advisor, an affiliated entity, investment advisory fees calculated at an annualized rate of 0.50% of the average daily net assets of the U.S. Government Bond Fund and the U.S. Government Money Market Fund; 0.75% of the average daily net assets of the OTC Fund, the Small-Cap Value Fund, the Mid-Cap Value Fund, the Large-Cap Value Fund, the Small-Cap Growth Fund, the Mid-Cap Growth Fund, the Large-Cap Growth Fund, and the Nova Master Portfolio; and 0.90% of the average daily net assets of the Medius Fund, the Inverse Mid-Cap Fund, the Mekros Fund, the Inverse Small-Cap Fund, the Large-Cap Europe Fund, the Large-Cap Japan Fund, the Strengthening Dollar Fund, the Weakening Dollar Fund, the Ursa Master Portfolio, the Arktos Master Portfolio, and the Juno Master Portfolio. Certain officers and trustees of the Trust are also officers of the Advisor.

Rydex Fund Services, Inc. (the "Servicer"), an affiliated entity, provides transfer agent and administrative services to the Trust for fees calculated at an annualized rate of 0.20% of the average daily net assets of the U.S. Government Bond Fund and the U.S. Government Money Market Fund; and 0.25% of the average daily net assets of the Nova Fund, the Ursa Fund, the OTC Fund, the Arktos Fund, the Medius Fund, the Inverse Mid-Cap Fund, the Mekros Fund, the Inverse Small-Cap Fund, the Juno Fund, the Large-Cap Europe Fund, the Large-Cap Japan Fund, the Small-Cap Value Fund, the Mid-Cap Value Fund, the Large-Cap Value Fund, the Small-Cap Growth Fund, the Mid-Cap Growth Fund, and the Large-Cap Growth Fund, the Strengthening Dollar Fund, and the Weakening Dollar Fund.

The Servicer also provides accounting services to the Trust calculated at an annualized rate of 0.10% on the first $250 million of the average daily net assets, 0.075% on the next $250 million of the average daily net assets, 0.05% on the next $250 million of the average daily net assets, and 0.03% on the average daily net assets over $750 million of each of the Funds. Certain officers and trustees of the Trust are also officers of the Servicer.

The Servicer also provides other necessary services to the Trust, such as accounting and auditing services, legal services, printing and mailing, etc., on a pass-through basis. Such expenses vary from Fund to Fund and are allocated to the Funds based on relative net assets. The Trust has adopted a Distribution and Shareholder Services Plan applicable to Advisor Class Shares and a Distribution Plan applicable to A-Class Shares and H-Class Shares for which Rydex Distributors, Inc. (the "Distributor"), an affiliated entity, and other firms that provide distribution and/or shareholder services ("Service Providers") may receive compensation. If a Service Provider provides distribution services, the Trust will pay distribution fees to the Distributor at an annual rate not to exceed 0.25% of average daily net assets, pursuant to Rule 12b-1 of the 1940 Act. The Distributor, in turn, will pay the Service Provider out of its fees. The Distributor may, at its discretion, retain a portion of such payments to compensate itself for distribution services. With regard to Advisor Class Shares only, if a Service Provider provides shareholders services, the Distributor will receive shareholder servicing fees from the Trust at an annual rate not to exceed 0.25% of average daily net assets. The Distributor, in turn, will pay the Service Provider out of its fees.

The Trust has adopted a separate Distribution and Shareholder Services Plan applicable to its C-Class Shares that allows the Funds to pay annual distribution and service fees of 1.00% of the Funds' C-Class Shares average daily net assets. The annual 0.25% service fee compensates the shareholder's financial advisor for providing on-going services to the shareholder. The annual 0.75% distribution fee reimburses the Distributor for paying the shareholder's financial advisor an ongoing sales commission. The Distributor advances the first year's service and distribution fees to the Financial Advisor. The Distributor retains the service and distribution fees on accounts with no authorized dealer of record. Certain officers and trustees of the Trust are also officers of the Distributor.

5.   Federal Income Tax Information

The Funds intend to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and will distribute all net investment income and capital gains to shareholders. Therefore, no Federal income tax provision is required.

Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for derivatives, foreign currency transactions, losses deferred due to wash sales, losses deferred due to post-October losses, and excise tax regulations. Nova Fund, Ursa Fund, Arktos Fund, Medius Fund, Mekros Fund, Large-Cap Europe Fund and Large-Cap Japan Fund incurred corporate, state, and/or excise taxes, including interest and penalties thereon, arising from revised calculations of their distributions of net investment income to shareholders. This amount, which is shown as tax expense on the Statement of Operations, was reimbursed by the Advisor.

Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital. This includes net operating losses not utilized during the current period, net operating losses offset with short-term capital gains, capital loss carryforward expired, and the utilization of earnings and profits distributed to the shareholders on redemption of shares as part of the dividends paid deduction for income tax purposes. These reclassifications have no effect on net assets or net asset values per share. Any taxable gain remaining at fiscal year end is distributed in the following year.

The Funds' tax basis capital gains and losses are determined only at the end of each fiscal year. Tax basis capital losses in excess of capital gains are carried forward to offset future net capital gains. For the year ending March 31, 2006, the following Funds offset net realized gains with capital losses from previous years:

Fund	Amount
OTC Fund	$61,490,109
Medius Fund	917,965
Mekros Fund	25,355,689
U.S. Government Bond Fund	762,076
Nova Master Portfolio	28,188,804

In addition, $102,945,587 and $2,486,456 of capital losses carried forward from previous years expired in the Ursa Master Portfolio and Juno Master Portfolio, respectively. These losses are no longer available to offset future net capital gains.

The tax character of distributions paid during April 1, 2005–March 31, 2006, was as follows:

Fund	Ordinary Income	Long-Term Capital Gain	Total Distributions
Nova Fund	$10,302,624	$ —	$10,302,624
Ursa Fund	6,603,677	—	6,603,677
OTC Fund	3,339,817	—	3,339,817
Arktos Fund	2,659,644	—	2,659,644
Medius Fund	—	1,087,792	1,087,792
Inverse Mid-Cap Fund	182,258	—	182,258
Mekros Fund	—	—	—
Inverse Small-Cap Fund	686,697	—	686,697
U.S. Government Bond Fund	3,859,673	—	3,859,673
Juno Fund	—	—	—
Large-Cap Europe Fund	744,934	—	744,934
Large-Cap Japan Fund	—	—	—
Small-Cap Value Fund	848,131	23,099	871,230
Mid-Cap Value Fund	483,790	6,703	490,493
Large-Cap Value Fund	721,658	5,190	726,848
Small-Cap Growth Fund	1,706,356	229,196	1,935,552
Mid-Cap Growth Fund	580,925	54,631	635,556
Large-Cap Growth Fund	46,534	25,119	71,653
Strengthening Dollar Fund	49,189	—	49,189
Weakening Dollar Fund	184,937	—	184,937
U.S. Government Money Market Fund	37,165,132	—	37,165,132
Nova Master Portfolio	—	—	—
Ursa Master Portfolio	—	—	—
Arktos Master Portfolio	—	—	—
Juno Master Portfolio	—	—	—

The tax character of distributions paid during April 1, 2004–March 31, 2005, was as follows:

Fund	Ordinary Income	Long-Term Capital Gain	Total Distributions
Nova Fund	$ —	$ —	$ —
Ursa Fund	—	—	—
OTC Fund	—	—	—
Arktos Fund	—	—	—
Medius Fund	—	—	—
Inverse Mid-Cap Fund	—	—	—
Mekros Fund	—	1,366,357	1,366,357
Inverse Small-Cap Fund	—	—	—
U.S. Government Bond Fund	3,708,280	—	3,708,280
Juno Fund	—	—	—
Large-Cap Europe Fund	3,166,707	16,670	3,183,377
Large-Cap Japan Fund	1,362,350	1,158,685	2,521,035
Small-Cap Value Fund	822,977	65	823,042
Mid-Cap Value Fund	352,305	64	352,369
Large-Cap Value Fund	126,830	205	127,035
Small-Cap Growth Fund	1,017,853	—	1,017,853
Mid-Cap Growth Fund	13,251	—	13,251

Large-Cap Growth Fund	8,677	—	8,677
U.S. Government Money Market Fund	10,462,879	—	10,462,879
Nova Master Portfolio	852	—	852
Ursa Master Portfolio	—	—	—
Arktos Master Portfolio	—	—	—
Juno Master Portfolio	—	—	—

The tax character of distributable earnings/(accumulated losses) at March 31, 2006, was as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gain	Net Unrealized Appreciation/ (Depreciation)	Capital Loss Carryforward
Nova Fund	$ 7,211,676	$ —	$ 13,435,337	$ —
Ursa Fund	2,810,201	—	(18,111,008)	—
OTC Fund	—	—	208,930,070	729,745,833[2]
Arktos Fund	1,084,630	—	(3,506,003)	—
Medius Fund	—	2,016,817	5,723,979	—
Inverse Mid-Cap Fund	122,669	—	(169,456)	1,048,955[2]
Mekros Fund	—	4,525,261	18,005,587	—
Inverse Small-Cap Fund	419,420	—	(1,935,287)	9,799,370[2]
U.S. Government Bond Fund	183,619	—	(4,734,522)	5,886,498[2]
Juno Fund	7,825,136	—	19,065,326	—
Large-Cap Europe Fund	642,598	—	3,190,976	1,702,929[1]
Large-Cap Japan Fund	20,057,485	3,307,099	3,974,425	—
Small-Cap Value Fund	—	23,411	3,294,125	—
Mid-Cap Value Fund	—	295,555	431,451	—
Large-Cap Value Fund	—	315,031	(234,847)	—
Small-Cap Growth Fund	—	—	1,805,548	—
Mid-Cap Growth Fund	1,038,734	730,451	5,189,147	—
Large-Cap Growth Fund	—	—	(441,445)	—
Strengthening Dollar Fund	—	—	123,835	—
Weakening Dollar Fund	147,503	—	1,895,302	17,900[1]
U.S. Government Money Market Fund	—	—	—	468,082[2]
Nova Master Portfolio	—	—	30,451,391	182,939,585[2]
Ursa Master Portfolio	—	—	(1,672,205)	452,197,124[2]
Arktos Master Portfolio	—	—	(3,165,028)	158,503,081[2]
Juno Master Portfolio	—	—	52,190,485	169,421,250[2]

All amounts expire on March 31st of the year indicated.

[1] Expires in 2014
[2] OTC Fund: $321,962,534 expires in 2010, $302,251,932 expires in 2011, $60,857,728 expires in 2012, and $44,673,639 expires in 2013
Inverse Mid-Cap Fund: $102,676 expires in 2012, $784,220 expires in 2013, and $162,059 expires in 2014
Inverse Small-Cap Fund: $670,630 expires in 2012, $4,906,490 expires in 2013, and $4,222,250 expires in 2014
U.S. Government Bond Fund: $2,471,615 expires in 2008, $378,399 expires in 2010, $1,693,557 expires in 2011, and $1,342,927 expires in 2012
U.S. Government Money Market Fund: $340,343 expires in 2008, $124,003 expires in 2009, and $3,736 expires in 2014
Nova Master Portfolio: $75,893,036 expires in 2009, $41,531,696 expires in 2010, and $65,514,853 expires in 2011
Ursa Master Portfolio: $102,218,150 expires in 2007, $124,148,192 expires in 2008, $122,425,227 expires in 2012, $65,527,919 expires in 2013, and $37,877,636 expires in 2014
Arktos Master Portfolio: $57,832,849 expires in 2008, $60,215,201 expires in 2009, $19,380,747 expires in 2012, $3,723,075 expires in 2013, and $17,351,209 expires in 2014
Juno Master Portfolio: $1,206,560 expires in 2007, $1,582,486 expires in 2009, $3,660,853 expires in 2011, $16,998,940 expires in 2012, $63,759,468 expires in 2013, and $82,212,943 expires in 2014

At March 31, 2006, the cost of securities for Federal income tax purposes, the aggregate gross unrealized gain for all securities for which there was an excess of value over tax cost, and the aggregate gross unrealized loss for all securities for which there was an excess of tax cost over value, were as follows:

Fund	Tax Cost	Tax Unrealized Gain	Tax Unrealized Loss	Net Unrealized Gain (Loss)
Nova Fund	$ 246,869,617	$ 13,435,337	$ —	$ 13,435,337
Ursa Fund	441,411,116	—	(18,111,008)	(18,111,008)
OTC Fund	929,831,399	223,192,535	(14,313,125)	208,879,410
Arktos Fund	173,294,495	—	(3,506,003)	(3,506,003)
Medius Fund	93,599,383	5,934,514	(645,333)	5,289,181
Inverse Mid-Cap Fund	19,232,903	—	—	—
Mekros Fund	210,817,359	17,351,271	(1,321,580)	16,029,691
Inverse Small-Cap Fund	59,514,817	—	—	—
U.S. Government Bond Fund	67,625,104	—	(4,734,522)	(4,734,522)
Juno Fund	1,508,013,077	19,065,326	—	19,065,326
Large-Cap Europe Fund	51,109,620	3,029,365	(106,973)	2,922,392
Large-Cap Japan Fund	121,415,913	—	—	—
Small-Cap Value Fund	130,953,870	4,335,909	(1,041,784)	3,294,125
Mid-Cap Value Fund	48,887,124	981,597	(550,146)	431,451
Large-Cap Value Fund	79,513,981	25,439	(260,286)	(234,847)
Small-Cap Growth Fund	91,557,193	2,129,715	(324,167)	1,805,548
Mid-Cap Growth Fund	60,172,961	5,771,654	(582,507)	5,189,147
Large-Cap Growth Fund	47,811,441	—	(441,445)	(441,445)
Strengthening Dollar Fund	9,039,265	—	—	—
Weakening Dollar Fund	57,209,168	—	—	—
U.S. Government Money Market Fund	1,384,380,654	—	—	—
Nova Master Portfolio	280,181,459	32,338,426	(1,965,005)	30,373,421
Ursa Master Portfolio	418,358,367	—	—	—
Arktos Master Portfolio	174,489,661	—	(338,853)	(338,853)
Juno Master Portfolio	1,495,984,350	52,303,765	(113,280)	52,190,485

Post-October Losses Deferred

Pursuant to Federal income tax regulations applicable to investment companies, the Funds have elected to treat net capital losses realized between November 1 and December 31 of each year as occurring on the first day of the following tax year. For the year ended March 31, 2006, $2,085,604, $8,193,757, $5,359,986, $2,537,003, $1,495,136, $6,077, $6,327, $3,278, $20,840,979, $9,004,772 and $89,587,726 of realized capital losses reflected in the accompanying financial statements will not be recognized for federal income tax purposes until 2007 for Inverse Mid-Cap Fund, Inverse Small-Cap Fund, U.S. Government Bond Fund, Small-Cap Growth Fund, Large-Cap Growth Fund, Strengthening Dollar Fund, Weakening Dollar Fund, U.S. Government Money Market Fund, Ursa Master Portfolio, Arktos Master Portfolio, and Juno Master Portfolio, respectively. Similarly, $1,033,216 and $4,155,495 of currency related losses will not be recognized for federal income tax purposes until 2007 for Strengthening Dollar Fund and Weakening Dollar Fund, respectively.

6. Repurchase Agreements

The Funds transfer uninvested cash balances into a single joint account, along with uninvested cash balances of the Absolute Return Strategies Fund, the Hedged Equity Fund, the Core Equity Fund, the Sector Rotation Fund, and the Commodities Fund (all included in the Trust, but contained in separate reports). The daily aggregate balance is invested in one or more repurchase agreements collateralized by obligations of the U.S. Treasury or U.S. Government Agencies. The collateral is in the possession of the Trust's custodian and is evaluated daily to ensure that its market value exceeds by, at a minimum, 102% of the delivery value of the repurchase agreement at maturity.

NOTES TO FINANCIAL STATEMENTS *(continued)*

The repurchase agreements executed by the joint account and outstanding as of March 31, 2006, were as follows:

Counterparty	Terms of Agreement	Face Value	Market Value	Maturity Value
Bear Stearns and Cos., Inc.	4.40% due 04/03/06	$ 590,000,000	$ 590,000,000	$ 590,216,333
Citigroup, Inc.	4.15% due 04/03/06	420,000,000	420,000,000	420,145,250
Morgan Stanley	4.40% due 04/03/06	250,000,000	250,000,000	250,091,667
Credit Suisse First Boston	4.50% due 04/03/06	109,662,979	109,662,979	109,704,103
Lehman Brothers, Inc.	4.40% due 04/03/06	80,631,239	80,631,239	80,660,804
			$1,450,294,218	$1,450,818,157

As of March 31, 2006, the collateral for the repurchase agreements in the joint account was as follows:

Security Type	Range of Rates	Par Value	Market Value
U. S. Treasury Bonds	3.375% – 12.000%	$460,494,386	$ 595,164,580
U. S. Treasury Notes	1.875% – 6.125%	685,278,855	676,073,477
U. S. Treasury Bills	—	212,085,000	210,576,825
			$1,481,814,882

In the event of counterparty default, the Trust has the right to collect the collateral to offset losses incurred. There is potential loss to the Trust in the event the Trust is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the Trust seeks to assert its rights. The Trust's investment advisor, acting under the supervision of the Board of Trustees, reviews the value of the collateral and the credit worthiness of those banks and dealers with which the Trust enters into repurchase agreements to evaluate potential risks.

7. Securities Transactions

During the year ended March 31, 2006, cost of purchases and proceeds from sales of investment securities, excluding short-term and temporary cash investments, were:

	OTC Fund	Medius Fund	Inverse Mid-Cap Fund	Mekros Fund	Inverse Small-Cap Fund	U.S. Government Bond Fund	Large-Cap Europe Fund
Purchases	$1,119,704,038	$340,314,174	$ —	$589,451,906	$ —	$1,575,273,829	$ 191,103,313
Sales	$1,153,024,154	$358,114,684	$ —	$560,202,997	$ —	$1,613,876,741	$ 151,406,794

	Large-Cap Japan Fund	Small-Cap Value Fund	Mid-Cap Value Fund	Large-Cap Value Fund	Small-Cap Growth Fund	Mid-Cap Growth Fund	Large-Cap Growth Fund
Purchases	$ —	$628,165,445	$559,445,968	$629,070,840	$ 644,191,700	$ 513,156,604	$ 530,095,205
Sales	$ —	$603,884,397	$653,023,400	$600,980,659	$ 598,104,122	$ 503,474,483	$ 523,927,547

	Strengthening Dollar Fund	Weakening Dollar Fund	U.S. Government Money Market Fund	Nova Master Portfolio	Ursa Master Portfolio	Arktos Master Portfolio	Juno Master Portfolio
Purchases	$ —	$ —	$ —	$466,044,950	$ —	$ —	$2,564,264,942
Sales	$ —	$ —	$ —	$536,456,870	$ —	$ —	$3,697,826,915

8. Share Transactions

The Trust is authorized to distribute an unlimited number of no par value shares. Transactions in shares for the periods presented were:

	Shares Purchased		Purchased Through Dividend Reinvestment		Shares Redeemed		Net Shares Purchased (Redeemed)	
	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2005
Nova Fund								
Investor Class	27,152,702	57,482,445	198,159	—	(29,254,209)	(58,494,317)	(1,903,348)	(1,011,872)
Advisor Class	10,544,111	15,439,006	62,807	—	(11,227,691)	(15,321,064)	(620,773)	117,942
A-Class	1,254,655	997,223	29,825	—	(966,693)	(263,045)	317,787	734,178
C-Class	2,803,550	7,074,750	59,796	—	(3,019,911)	(6,487,904)	(156,565)	586,846
Ursa Fund								
Investor Class	99,234,506	168,290,971	516,815	—	(96,365,464)	(169,302,511)	3,385,857	(1,011,540)
Advisor Class	23,545,582	28,731,154	64,349	—	(22,632,096)	(28,912,809)	977,835	(181,655)
A-Class	2,329,170	1,774,311	14,976	—	(2,061,619)	(899,806)	282,527	874,505
C-Class	9,282,280	17,864,496	72,163	—	(9,486,705)	(17,743,222)	(132,262)	121,274
OTC Fund								
Investor Class	104,021,968	140,651,741	274,125	—	(106,169,976)	(148,285,352)	(1,873,883)	(7,633,611)
Advisor Class	22,564,826	21,246,975	5,909	—	(22,088,194)	(25,259,286)	482,541	(4,012,311)
A-Class	267,199	403,601	777	—	(229,480)	(214,931)	38,496	188,670
C-Class	6,809,523	12,971,805	6,084	—	(6,590,660)	(12,904,659)	224,947	67,146
Arktos Fund								
Investor Class	28,974,138	38,823,800	75,748	—	(30,534,418)	(38,920,504)	(1,484,532)	(96,704)
Advisor Class	2,091,015	4,507,444	6,535	—	(2,315,301)	(4,508,845)	(217,751)	(1,401)
A-Class	240,974	709,777	916	—	(377,939)	(476,220)	(136,049)	233,557
C-Class	2,673,747	5,928,300	8,562	—	(2,694,889)	(6,644,566)	(12,580)	(716,266)
Medius Fund								
A-Class	1,225,928	60,112	858	—	(1,136,471)	(27,302)	90,315	32,810
C-Class	3,140,186	5,615,876	6,064	—	(2,980,481)	(5,558,920)	165,769	56,956
H-Class	23,002,578	34,349,386	19,563	—	(23,615,838)	(34,898,715)	(593,697)	(549,329)
Inverse Mid-Cap Fund								
A-Class	18,953	9,062	33	—	(16,014)	(7,704)	2,972	1,358
C-Class	425,791	618,408	733	—	(418,213)	(598,039)	8,311	20,369
H-Class	6,128,547	6,074,879	3,464	—	(6,316,570)	(5,446,167)	(184,559)	628,712
Mekros Fund								
A-Class	968,950	331,933	—	461	(908,381)	(211,255)	60,569	121,139
C-Class	6,713,989	12,055,055	—	8,959	(6,533,348)	(13,261,033)	180,641	(1,197,019)
H-Class	76,175,310	110,648,003	—	35,282	(74,076,435)	(114,857,270)	2,098,875	(4,173,985)

	Shares Purchased		Purchased Through Dividend Reinvestment		Shares Redeemed		Net Shares Purchased (Redeemed)	
	Year Ended March 31, 2006	Period Ended March 31, 2005	Year Ended March 31, 2006	Period Ended March 31, 2005	Year Ended March 31, 2006	Period Ended March 31, 2005	Year Ended March 31, 2006	Period Ended March 31, 2005
Inverse Small-Cap Fund								
A-Class	325,078	51,552	117	—	(305,093)	(42,815)	20,102	8,737
C-Class	1,263,716	2,900,097	1,088	—	(1,264,315)	(2,823,759)	489	76,338
H-Class	17,407,229	18,267,219	13,290	—	(17,025,082)	(17,354,618)	395,437	912,601
U.S. Government Bond Fund								
Investor Class	59,457,465	62,414,845	109,680	121,807	(58,757,354)	(62,466,069)	809,791	70,583
Advisor Class	122,265,356	47,245,621	187,971	183,519	(125,248,884)	(46,842,070)	(2,795,557)	587,070
A-Class	464,474	483,989	1,681	1,075	(476,866)	(331,301)	(10,711)	153,763
C-Class	8,976,528	18,129,933	20,790	23,019	(9,296,594)	(17,505,300)	(299,276)	647,652
Juno Fund								
Investor Class	59,242,280	164,148,402	—	—	(97,900,845)	(131,892,342)	(38,658,565)	32,256,060
Advisor Class	16,377,556	26,247,651	—	—	(23,629,643)	(16,525,201)	(7,252,087)	9,722,450
A-Class	2,710,989	12,533,793	—	—	(5,729,118)	(3,385,175)	(3,018,129)	9,148,618
C-Class	7,953,295	51,258,840	—	—	(28,457,063)	(27,791,309)	(20,503,768)	23,467,531
Large-Cap Europe Fund								
A-Class	311,944	49,853	1,109	271	(254,924)	(39,660)	58,129	10,464
C-Class	3,968,922	4,295,340	3,854	7,616	(3,865,661)	(4,094,711)	107,115	208,245
H-Class	20,643,373	23,821,380	32,731	171,099	(22,054,304)	(22,714,914)	(1,378,200)	1,277,565
Large-Cap Japan Fund								
A-Class	346,530	14,460	—	370	(271,617)	(6,823)	74,913	8,007
C-Class	1,114,445	837,470	—	7,145	(901,210)	(889,463)	213,235	(44,848)
H-Class	21,290,967	17,570,283	—	68,002	(19,734,592)	(21,578,874)	1,556,375	(3,940,589)
Small-Cap Value Fund								
A-Class	461,835	127,767*	61	11*	(477,200)	(102,458)*	(15,304)	25,320*
C-Class	5,165,573	1,959,880	2,036	1,040	(5,028,538)	(1,614,516)	139,071	346,404
H-Class	19,707,435	30,483,096	26,163	25,822	(19,347,221)	(28,602,905)	386,377	1,906,013
Mid-Cap Value Fund								
A-Class	134,847	84,808*	56	8*	(99,758)	(73,451)*	35,145	11,365*
C-Class	2,981,901	2,866,918	1,344	159	(3,074,861)	(2,571,732)	(91,616)	295,345
H-Class	19,573,476	24,551,108	14,373	12,968	(22,810,820)	(21,074,966)	(3,222,971)	3,489,110
Large-Cap Value Fund								
A-Class	164,425	23,110*	85	2*	(147,956)	(15,183)*	16,554	7,929*
C-Class	9,967,333	2,417,522	3,170	288	(9,994,750)	(2,347,191)	(24,247)	70,619
H-Class	16,750,835	22,324,716	21,477	4,393	(15,788,889)	(21,714,513)	983,423	614,596

* Since the commencement of operations: September 1, 2004.

	Shares Purchased		Purchased Through Dividend Reinvestment		Shares Redeemed		Net Shares Purchased (Redeemed)	
	Period Ended March 31, 2006	Period Ended March 31, 2005	Period Ended March 31, 2006	Period Ended March 31, 2005	Period Ended March 31, 2006	Period Ended March 31, 2005	Period Ended March 31, 2006	Period Ended March 31, 2005
Small-Cap Growth Fund								
A-Class	207,173	4,801*	293	26*	(180,958)	(2,096)*	26,508	2,731*
C-Class	3,429,315	2,598,719	3,741	1,452	(3,342,935)	(2,601,481)	90,121	(1,310)
H-Class	21,283,960	24,995,214	58,880	34,490	(20,000,689)	(24,195,230)	1,342,151	834,474
Mid-Cap Growth Fund								
A-Class	207,659	20,614*	100	1*	(180,462)	—	27,297	20,615*
C-Class	1,576,700	1,014,418	1,056	11	(1,559,525)	(974,263)	18,231	40,166
H-Class	17,787,226	15,067,599	19,515	497	(17,160,129)	(14,209,407)	646,612	858,689
Large-Cap Growth Fund								
A-Class	223,808	3,244*	15	—	(191,834)	(241)*	31,989	3,003*
C-Class	10,263,007	4,428,678	1,158	6	(10,871,227)	(3,617,714)	(607,062)	810,970
H-Class	12,639,810	16,112,122	1,540	348	(11,886,023)	(15,664,901)	755,327	447,569
Strengthening Dollar Fund**								
A-Class	36,159	—	18	—	(32,880)	—	3,297	—
C-Class	318,610	—	128	—	(290,822)	—	27,916	—
H-Class	7,556,865	—	1,500	—	(7,296,012)	—	262,353	—
Weakening Dollar Fund**								
A-Class	172,682	—	360	—	(41,370)	—	131,672	—
C-Class	426,708	—	564	—	(253,580)	—	173,692	—
H-Class	8,784,802	—	6,715	—	(6,512,821)	—	2,278,696	—
U.S. Government Money Market Fund								
Investor Class	18,360,372,730	18,938,656,130	29,760,400	8,910,853	(18,611,041,218)	(18,808,627,729)	(220,908,088)	138,939,254
Advisor Class	2,927,374,399	3,577,821,001	3,987,174	853,529	(3,025,421,814)	(3,582,384,097)	(94,060,241)	(3,709,567)
A-Class	89,972,004	23,938,925	197,533	22,293	(83,180,177)	(16,627,319)	6,989,360	7,333,899
C-Class	2,268,195,734	2,540,283,761	2,403,366	282,501	(2,295,221,007)	(2,515,971,844)	(24,621,907)	24,594,418
Institutional Class	—	1,000	—	20,804	—	(50,021,804)	—	(50,000,000)

*   Since the commencement of operations: September 1, 2004.
** Since the commencement of operations: May 25, 2005.

9. Portfolio Securities Loaned

The Trust lends its securities to approved brokers to earn additional income. Security lending income shown on the statement of operations is shown net of rebates paid to borrowers and earnings on cash collateral investments shared with the lending agent. Within this arrangement, the Trust acts as the lender, U.S. Bank acts as the agent, and other approved registered broker dealers act as the borrowers. The Trust receives cash collateral, valued at 100% of the value of the securities on loan, which is initially held in a segregated account at U.S. Bank. As agent, U.S. Bank may, for investment purposes, pool the Trust's collateral in joint accounts with cash collateral from one or more other securities lending customers of U.S. Bank. Under the terms of the Trust's securities lending agreement with U.S. Bank, cash collateral may be invested by U.S. Bank in certain high quality, liquid investments. At March 31, 2006, the pooled cash collateral investments consisted of repurchase agreements (48.05%), commercial paper (30.61%), fixed income securities (17.28%), guaranteed investment contract (3.88%), and mutual funds (0.18%). Collateral is maintained over the life of the loan in an amount not less than the value of loaned securities, as determined at the close of fund business each day; any additional collateral required due to changes in security values is delivered to the Fund the next business day. Although the collateral mitigates risk, the Trust could experience a delay in recovering its securities and a possible loss of income or value if the borrower fails to return the securities. The Trust has the right under the securities lending agreement to recover the securities from the borrower on demand.

The following represents a breakdown of the collateral, its rates, and maturities:

Collateral Type	Rates	Maturity
Repurchase Agreements	4.850% – 5.025%	04/03/06
Commercial Paper	4.650% – 4.955%	04/04/06 – 04/26/06
Corporate Bonds, Notes, and Asset-Backed Securities	4.620% – 4.910%	04/08/06 – 03/06/33
Guaranteed Investment Contract	4.830%	05/24/06
Mutual Funds	N/A	N/A

At March 31, 2006, the following funds participated in securities lending and received cash collateral:

Fund	Cash Collateral	Value of Securities Loaned
OTC Fund	$ 197,950,960	$ 189,755,083
Medius Fund	12,877,006	12,477,658
Mekros Fund	22,797,583	22,066,826
Small-Cap Value Fund	11,595,199	11,020,916
Mid-Cap Value Fund	9,361,695	8,973,973
Large-Cap Value Fund	17,806,484	17,057,484
Small-Cap Growth Fund	12,677,723	12,236,007
Mid-Cap Growth Fund	11,434,269	11,116,591
Large-Cap Growth Fund	8,900,512	8,588,403
U.S. Government Money Market Fund	125,000,000	123,820,000
Nova Master Portfolio	53,567,952	51,585,847

10. Subsequent Event

Effective May 1, 2006, Rydex Investments will change the names of a combination of 18 Dynamic and Series Funds and 16 Variable Trust Funds and institute a naming convention that will help investors more easily identify the type of Funds they are seeking. This slight change in the Fund name will better reflect the Funds' strategy of investing. The following table indicates the current Fund name, and the name the Fund will take on May 1, 2006.

Original Fund Name	New Fund Name
Ursa Fund	Inverse S&P 500 Fund
Arktos Fund	Inverse OTC Fund
Medius Fund	Mid Cap Advantage Fund
Mekros Fund	Russell 2000® Advantage Fund
Inverse Small-Cap Fund	Inverse Russell 2000® Fund
U.S. Government Bond Fund	Government Long Bond Advantage Fund
Juno Fund	Inverse Government Long Bond Fund
Large-Cap Europe Fund	Europe Advantage Fund
Large-Cap Japan Fund	Japan Advantage Fund
Strengthening Dollar Fund	Dynamic Strengthening Dollar Fund
Weakening Dollar Fund	Dynamic Weakening Dollar Fund

Rydex Series Trust - Russell 2000 Advantage Fund
SCHEDULE OF INVESTMENTS
January 31, 2007 (Unaudited)

Shares	Common Stocks - 83.78%		Value
6,190	ABM INDUSTRIES INC.	$	159,950
1,410	AEP INDUSTRIES INC		65,748
4,850	AFC ENTERPRISES		81,286
11,100	AK STEEL HOLDING CORPORATION		233,544
2,720	ABAXIS INC		58,752
4,160	ACACIA RESEARCH-ACACIA TEC		56,410
3,210	ACCREDITED HOME LENDERS		89,142
4,930	ACTEL CORP		88,050
3,460	ACTUANT CORP - CLASS A		172,273
4,850	ACUITY BRANDS		281,349
7,980	ADTRAN INC		176,837
3,870	ADVANCE AMERICA CASH ADVANCE		54,025
6,450	AEROPOSTALE, INC.		231,813
2,890	ADVANTA CORP.		134,125
6,570	ADVANCED ENERGY INDUSTRIES		113,858
3,760	AFTERMARKET TECHNOLOGY CORP		81,066
3,460	AGILYSYS INC		65,567
1,740	ALEXANDRIA REAL ESTATE		188,546
1,160	ALEXION PHARMACEUTICALS INC		48,221
3,180	ALKERMES INC.		47,446
3,070	ALLETE		147,636
11,460	ALLIANCE ONE INTERNATIONAL INC		87,898
5,140	ALLIS CHALMERS ENERGY INC		90,721
2,820	ALLSCRIPTS HEALTHCARE SOLUTIONS		86,292
4,990	ALNYLAM PHARMACEUTICALS INC		105,688
3,970	ALON USA ENERGY INC		106,753
9,170	ALPHA NATURAL RESOURCES INC		123,612
4,946	ALPHARMA INC CL A		136,262
4,640	ALTIRIS INC		151,867
2,686	AMEDISYS INC		86,812
510	AMERCO		42,733
1,900	AMERICAN COMMERCIAL LINES		133,836
7,230	AMERICAN GREETINGS CORPORATION		173,665
5,980	AMERICAN HOME MORTGAGE INVEST. CORP		208,941
8,950	AMERICAN ORIENTAL BIO ENGINEER		115,008

Shares	Common Stocks - 83.78% (Continued)	Value
1,560	AMERICAN PHYSICIANS CAP INC	$ 60,372
3,110	AMERICAN REPROGRAPHICS CO	97,405
1,560	AMERICAN SCIENCE & ENGINEERING	85,316
2,700	AMERICAN WOODMARK CORP	121,392
1,330	AMERON INTERNATIONAL CORP	107,291
7,070	AMERIGROUP CORP	256,358
5,940	AMIS HOLDINGS INC	61,420
14,570	AMKOR TECHNOLOGY INC	153,422
2,970	AMPCO-PITTSBURGH CORP	88,595
920	AMREP CORP	93,978
3,810	ANAREN MICROWAVE INC.	62,865
2,410	THE ANDERSONS INC	95,822
3,290	ANSOFT CORP	91,923
1,800	ANSYS INC	89,802
8,690	ANTHRACITE CAPITAL INC	118,792
6,060	APRIA HEALTHCARE GROUP INC	168,286
10,460	APPLERA CORP-CELERA GENOMICS	165,896
4,990	APPLIED INDUSTRIAL TECHNOLOGIES,INC	122,355
7,880	AQUANTIVE	211,184
3,300	ARBITRON INC	153,021
3,460	ARBOR REALTY TRUST INC	110,409
2,170	ARENA RESOURCES INC	92,464
4,720	ARGONAUT GROUP INC	158,309
2,980	ARKANSAS BEST	113,896
14,630	ARRIS GROUP	208,039
7,100	ARRAY BIOPHARMA INC	97,696
2,790	ARTHROCARE CORP	102,951
9,180	ARVINMERITOR INC.	176,715
4,200	ASBURY AUTOMOTIVE GROUP	102,732
10,160	ASHFORD HOSPITALITY TRUST	125,070
1,860	ASTEC	66,979
10,910	ASYST TECHNOLOGIES INC.	70,806
7,010	ATHEROS COMMUNICATIONS	166,558
2,730	ATLAS AIR WORLDWIDE HOLDINGS	130,904
7,050	AVISTA CORP	177,308

Shares	Common Stocks - 83.78% (Continued)	Value
4,820	BANKUNITED FINANCIAL CORP-A	$ 132,984
2,400	BANNER CORPORATION	102,816
4,970	BARNES GROUP INC	106,457
4,370	BASIC ENERGY SERVICES INC	103,613
8,990	BE AEROSPACE INC	267,722
7,020	BEACON ROOFING SUPPLY INC	146,297
3,890	BEBE STORES INC	72,043
4,090	BELDEN CDT	176,893
7,182	BENCHMARK ELECTRONICS	162,672
14,020	BIG LOTS INC	363,539
2,470	BIO RAD LABS	212,519
2,860	BIO-REFERENCE LABS INC	65,637
6,200	BIOCRYST PHARMA	63,054
10,220	BIOMARIN PHARMACEUTICAL INC.	193,567
5,790	BIOMED REALTY TRUST INC	172,716
2,520	BIOSITE DIAGNOSTICS INC	135,778
2,620	BLACK BOX CORP	107,630
26,200	BLOCKBUSTER INC -CLASS A	170,038
2,800	BLUE COAT SYSTEMS	70,028
5,860	BLUENIX HOLDINGS INC	65,222
4,070	BLYTH INDUSTRIES INC	84,615
4,840	BOB EVANS FARMS	164,415
4,580	BOIS D'ARC ENERGY INC	70,349
3,550	BOOKS-A-MILLION	67,805
5,320	BOSTON PRIVATE FINL HOLDING	153,854
4,790	BRADLEY PHARMACEUTICALS INC	96,327
4,820	BRADY CORP CLASS A	180,509
8,080	BRIGHAM EXPLORATION CO	49,692
36,830	BROCADE COMMUNICATIONS SYS	316,001
1,820	BROOKFIELD HOMES CORP	66,084
3,562	BROWN SHOE COMPANY INC	193,595
8,920	BUCKEYE TECHNOLOGIES INC.	106,772
2,995	THE BUCKLE INC.	100,572
4,070	BUCYRUS INTERNATIONAL INC-A	188,889
4,250	BUILDERS FIRSTSOURCE INC	77,095

Shares	Common Stocks - 83.78% (Continued)		Value
5,140	BUILDING MATERIALS HOLDING CORP	$	122,486
11,520	CBIZ, INC.		77,184
3,410	CBRL GROUP INC		159,895
4,102	CEC ENTERTAINMENT INC		173,474
8,032	CKE RESTAURANTS INC		158,793
7,070	CLECO CORP		180,568
7,710	CKX INC		99,536
5,850	CSK AUTO CORP		96,935
5,430	CSG SYSTEMS INTL INC		136,184
3,710	CT COMMUNICATIONS INC		90,635
4,280	CTS CORP		66,340
10,166	CVB FINANCIAL CORP		127,075
3,440	CABOT MICROELECTRONICS		103,854
3,610	CACI INTERNATIONAL INC-CL A		169,778
3,580	CALAMOS ASSET MANAGEMENT A CLASS		98,056
2,870	CALLON PETROLEUM CORP		39,836
5,360	CANDELA CORP		61,962
2,340	CAPITAL TRUST CLASS A		116,064
2,100	CAPITOL BANCORP LIMITED		90,090
9,173	CARRIER ACCESS CORP		52,836
2,970	CARRIZO OIL & GAS INC		85,239
3,990	CARTER'S INC		101,346
2,450	CASH AMERICA INTERNATIONAL, INC.		104,640
7,070	CATHAY BANCORP INC.		245,046
4,640	CATO CORP. - CLASS A		104,725
2,950	CBEYOND INC		87,674
9,890	CENTENNIAL BANK HOLDINGS INC		87,625
6,500	CENTENE CORP		161,980
4,760	CENTRAL EURO DISTRIBUTION CP		140,372
2,620	CENTRAL GARDEN & PET CO		117,350
4,650	CENTRAL PACIFIC FINANCIAL CO		181,722
3,680	CERADYNE INC		199,014
11,050	CHAMPION ENTERPRISES INC		90,721
6,250	CHAPARRAL STEEL COMPANY		320,500
3,580	CHARLOTTE RUSSE HOLDING INC		109,369

Shares	Common Stocks - 83.78% (Continued)	Value
13,880	CHARMING SHOPPES INC	182,106
760	CHATTEM, INC.	43,654
3,790	CHEMICAL FINANCIAL CORP.	112,942
7,070	CHITTENDEN CORP	215,352
4,140	CHRISTOPHER & BANKS CORP	73,609
14,970	CINCINNATTI BELL	72,754
11,850	CIRRUS LOGIC INC	87,927
4,340	CITADEL BROADCASTING CORP	46,091
6,500	CITIZENS BANKING CORP.	159,315
2,700	CITY HOLDING CO	108,270
4,890	CLEVELAND CLIFFS INC	267,287
16,780	COEUR D'ALENE MINES	73,496
4,680	COGENT COMMUNICATIONS GROUP	98,280
3,520	COHERENT INC	108,240
3,980	COHU INC	79,600
2,680	COLUMBIA BANKING SYSTEM INC	91,415
1,510	COLUMBIA SPORTSWEAR CO.	97,908
4,970	COLUMBUS MC KINNON CORP.	114,211
5,000	COMMERCIAL VEHILE GROUP INC	101,000
7,890	COMMSCOPE INC	254,926
2,340	COMMUNITY BANCORP	78,320
2,870	COMPUCREDIT CORP	101,569
2,170	COMPUTER PROGRAMS & SYSTEMS	68,898
3,890	COMSYS IT PARTNERS INC	84,180
4,240	COMTECH GROUP INC	69,790
3,160	CONMED CORP	76,472
1,690	CONSOLIDATED GRAPHICS INC	104,780
3,780	CORPORATE OFFICE PROPERTIES	201,398
5,900	CORUS BANKSHARES INC	125,670
2,215	CORVEL	104,393
1,900	COSTAR GROUP INC	90,193
5,170	COUSINS PROPERTIES INC	202,354
1,240	CROSSTEX ENERGY INC	40,647
6,540	CUBIST PHARMACEUTICALS, INC.	120,336
5,240	CUMULUS MEDIA INC.-CL A	54,182

Shares	Common Stocks - 83.78% (Continued)	Value
990	CYMER INC	$ 41,808
2,920	DJ ORTHOPEDICS INC	120,888
4,050	DSP GROUP INC	84,969
2,700	DSW INC-CLASS A	108,243
4,410	DAKTRONICS INC	152,454
2,250	DAWSON GEOPHYSICAL CO	78,143
1,730	DECKERS OUTDOOR CORP	100,876
6,100	DEERFIELD TRIARC CAPITAL CORP	101,870
5,730	DELEK US HOLDINGS INC	97,525
4,600	DELPHI FINANCIAL GROUP-CL A	181,424
1,110	DELTIC TIMBER COR	59,407
5,610	DENDRITE INTERNATIONAL INC	61,205
3,640	DEVRY INC	102,502
4,280	DIAMONDROCK HOSPITALITY CO	80,678
2,850	DIGENE CORP	146,633
4,200	DIGITAL RIVER INC.	214,956
2,700	DIODES INC	99,009
2,590	DIONEX CORP	153,898
16,383	DOBSON COMMUNICATIONS CORP-A	158,751
4,520	DOMINO'S PIZZA INC	129,136
4,170	DOVER DOWNS GAMING & ENTERTAINMENT	54,585
2,660	DOWNEY FINANCIAL CORP	190,296
5,810	DRESS BARN INC	130,551
2,230	DREW INDUSTRIES INC	61,749
3,310	DRIL-QUIP	123,132
2,590	DYNAMIC MATERIALS CORP	76,509
2,070	EMC INS GROUP INC	69,614
5,640	EPIQ SYSTEMS INC	101,915
2,520	EASTGROUP PROPERTIES INC.	137,945
3,470	EDGE PETROLEUM CORP	51,391
3,660	EDO CORP	84,985
5,300	EFUNDS CORP	141,616
5,800	EL PASO ELECTRIC	140,940
1,500	ELECTRONICS FOR IMAGING	34,575
4,320	ELIZABETH ARDEN INC	81,648

Shares	Common Stocks - 83.78% (Continued)		Value
3,570	EMCOR GROUP INC.	$	204,989
24,290	ENCYSIVE PHARMACEUTICALS INC		81,372
7,820	ENERSYS		127,153
4,200	ENNIS BUSINESS FORMS		105,798
2,500	ENPRO IND INC		82,625
4,620	ENTERCOM COMMUNICATIONS CORP		130,238
3,370	ENTERTAINMENT PROPERTIES TRUST		218,578
6,400	EQUITY INNS INC		105,600
2,660	EQUITY LIFESTYLE PROPERTIES INC		146,912
3,980	ETHAN ALLEN INTERIORS INC		149,927
12,830	EXPRESSJET HOLDINGS INC		100,202
4,230	EZCORP INC - CLASS A		70,768
7,490	FLIR SYSTEMS INC		231,516
2,170	FPIC INSURANCE GROUP INC		95,241
5,280	FTD GROUP INC		97,469
6,750	FELCOR LODGING TRUST INC		148,973
3,550	FINANCIAL FEDERAL CORP		101,530
12,780	FIRST BANCORP/PUERTO RICO		136,490
2,550	FIRST CASH FINL SVCS INC		59,874
3,140	FIRST COMMUNITY BANCORP		167,362
7,370	FIRST CONSULTING GROUP INC		94,557
4,180	FIRST MERCURY FINANCIAL CORP		91,542
12,110	FIRST NIAGARA FINANCIAL GROUP		175,474
3,780	FIRST REPUBLIC BANK		203,062
2,470	FIRSTFED FINANCIAL CORP		170,307
7,990	FLAGSTAR BANCORP INC.		115,935
6,532	FLOWERS FOODS, INC		183,680
4,820	FORMFACTOR INC		195,933
3,820	FORRESTER RESEARCH, INC.		107,571
15,650	FOUNDRY NETWORKS INC		226,456
4,390	FRANKLIN BANK CORP		83,410
2,230	FREIGHTCAR AMERICA INC		129,585
9,170	FREMONT GENERAL		124,712
3,550	FUEL SYSTEMS SOLUTIONS INC		78,810
6,070	FULLER (HB)		157,031

Shares	Common Stocks - 83.78% (Continued)		Value
5,960	FURNITURE BRANDS INTERNATIONAL INC	$	99,353
5,413	GENERAL CABLE CORP.		233,463
8,080	GENERAL COMMUNICATION		124,917
5,150	GENESEE & WYOMING - CLASS A		145,179
2,540	GENLYTE GROUP		192,456
3,890	GENOMIC HEALTH, INC.		88,770
5,000	GENTIVA HEALTH SERVICES		99,000
6,250	GEORGIA GULF		130,063
3,590	GEVITY HR INC		79,231
4,180	GIBRALTAR IND INC		102,535
6,390	GLOBAL IMAGING SYSTEMS		123,008
1,800	GMX RESOURCES INC		67,104
2,510	GOLDEN TELECOM INC.		129,968
3,820	GRAMERCY CAPITAL CORP		138,017
3,720	GRANITE CONSTRUCTION		199,243
7,570	GREATER BAY BANCORP		211,506
1,885	GREIF BROS CORP		215,474
26,490	GREY WOLF INC		180,927
3,330	GROUP 1 AUTOMOTIVE INC.		176,490
2,510	GULFMARK OFFSHORE INC.		90,636
4,200	GYMBOREE CORP		181,818
3,160	HAEMONETICS CORP		152,438
4,600	HAIN CELESTIAL GROUP		135,240
6,100	HANMI FINANCIAL CORPORATION		124,928
2,420	HARLEYSVILLE GROUP INC.		82,280
13,160	HARRIS INTERACTIVE INC		68,564
7,740	HARVEST NATURAL RESOURCES INC		77,864
5,460	HEADWATERS INC		124,051
2,730	HEALTHEXTRAS INC		69,779
5,190	HEALTHSPRING INC		102,087
6,810	HEARTLAND EXPRESS INC		115,293
2,780	HEIDRICK & STRUGGLES INC		121,403
8,970	HENRY (JACK) & ASSOCIATES		191,420
6,910	HERCULES INC.		135,505
5,410	HEXCEL CORP NEW		104,088

Shares	Common Stocks - 83.78% (Continued)	Value
8,360	HIGHLAND HOSPITALITY CORP	$ 132,757
3,220	HIGHWOODS PROPERTIES INC	140,714
2,510	HITTITE MICROWAVE CORP	87,298
3,160	HOLOGIC, INC	175,538
2,100	HOME PROPERTIES OF NY INC	135,009
2,000	HORACE MANN EDUCATORS	39,660
3,940	HORIZON LINES INC	117,215
3,590	HORNBECK OFFSHORE SRVS	98,797
820	HOUSTON EXP CO	42,902
4,990	HUB GROUP INC	149,001
1,120	HYDRIL COMPANY	88,592
6,150	HYPERION SOLUTIONS CORP	259,653
1,940	ICT GROUP INC	55,329
1,790	ICU MED INC	70,616
2,350	IHOP	125,020
4,300	ICONIX BRAND GROUP INC	85,613
4,760	IDACORP	175,882
15,010	IKON OFFICE SOLUTIONS INC	223,649
6,200	ILLUMINA, INC.	253,270
4,540	IMATION CORPORATION	197,535
8,044	IMMUCOR, INC.	253,708
11,430	IMPAC MORTGAGE HOLDINGS, INC	98,527
3,980	IMPERIAL SUGAR CO	123,977
1,730	INDEPENDENCE BANK CORP	38,181
7,970	INDEVUS PHARMACEUTICALS	51,247
2,560	INFINITY PROPERTY & CASUALTY	122,470
9,530	INFORMATICA CORP	119,697
4,220	INFOSPACE, INC.	98,073
4,350	INFRASOURCE SERVICES INC	92,438
2,680	INGLES MKTS INC	98,142
10,640	INPUT/OUTPUT INC	145,662
6,500	INNKEEPERS USA TRUST	106,535
5,550	INSTEEL INDUSTRIES INC	92,630
2,570	INTEGRA LIFESCIENCES HOLDING	110,639
2,770	INTEGRAL SYSTEMS INC/MD	66,120

Shares	Common Stocks - 83.78% (Continued)	Value
3,180	INTEGRA BANK CORPORATION	$ 78,769
4,660	INTERACTIVE DATA CORP	108,997
7,000	INTERDIGITAL COMM CORP	242,830
5,330	INTERNAP NETWORK SERVICES	97,219
6,980	INTERNATIONAL BANCSHARES CRP	204,584
2,300	INTERNATIONAL SECURITIES EX	95,289
2,570	INTERVEST BANCSHARES CORP	78,000
4,540	INTEVAC INC	100,379
8,300	INTERWOVEN INC	130,310
4,140	INTRALASE CORP	101,844
4,680	INVACARE CORP	101,041
4,300	INVENTIV HEALTH INC	150,887
7,620	INVESTOOLS INC	110,490
4,980	IOWA TELECOMMUNICATIONS SERV	100,098
2,930	ITRON INC	168,885
3,700	I2 TECHNOLOGIES INC	84,397
5,620	J2 GLOBAL COMMUNICATIONS	148,818
3,870	JACK IN THE BOX INC	239,127
3,750	JACKSON HEWITT TAX SERVICE	137,138
5,440	JAKKS PACIFIC INC	110,269
7,360	JONES SODA CO	103,629
14,080	JOURNAL REGISTER CO	98,419
3,890	K&F INDUSTRIES HOLDINGS INC	90,598
4,820	KKR FINANCIAL CORPORATION	130,429
2,840	K SWISS INC CL A	89,801
5,290	K-V PHARMACEUTICAL	133,467
3,210	KAYDON CORP	138,351
5,430	KEANE INC.	66,083
3,892	KELLWOOD COMPANY	127,658
3,400	KENDLE INTERNATIONAL INC	132,056
2,680	KENEXA CORP	97,820
2,610	KEYSTONE AUTOMOTIVE INDS. INC.	93,569
7,910	KFORCE INC	112,797
4,730	KIMBALL INTERNATIONAL-CL-B	116,547
4,970	KINDRED HEALTHCARE INC	142,639

Shares	Common Stocks - 83.78% (Continued)	Value
4,980	KITE REALTY GROUP TRUST	$ 97,110
11,280	KNIGHT CAPITAL GROUP INC-A	203,830
3,550	KNOT INC (THE)	107,104
4,050	KOMAG INC	138,186
5,847	KORN/FERRY INTERNATIONAL	139,626
3,940	KRONOS INC	149,720
10,210	KULICKE & SOFFA INDUSTRIES	94,749
2,850	LHC GROUP	74,186
18,740	LTX CORP.	98,947
7,492	LABOR READY INC	140,700
9,170	LABRANCHE & CO INC	86,015
2,680	LACLEDE GAS CO.	87,046
4,230	LAMSON & SESSIONS CO	110,361
2,750	LANCASTER COLONY CORP	120,285
2,120	LANDAMERICA FINANCIAL GROUP	133,687
4,570	LA SALLE HOTEL PROPERTIES	217,578
2,600	LAYNE CHRISTENSEN COMPANY	91,078
5,550	LEE ENTERPRISES I	184,427
4,010	LIFECELL CORPORATION	95,879
5,730	LIGHTBRIDGE INC	91,967
2,920	LITTLEFUSE INC	91,659
3,830	LONE STAR TECHNOLOGIES INC	185,181
2,470	LONGS DRUG STORES	106,210
2,200	LUFKIN INDUSTRIES	131,670
5,760	LUMINEX CORP	73,210
4,220	MAF BANCORP INC	189,647
4,230	MB FINANCIAL CORP	156,172
4,130	MGP INGREDIENTS INC	91,149
5,840	MKS INSTRUMENTS, INC.	127,721
12,120	MPS GROUP INC	181,558
2,400	MTS SYSTEMS CORP	102,648
5,470	MACROVISION CORP	135,273
2,410	STEVEN MADDEN LTD	71,625
5,050	MAGELLAN HEALTH SERVICES INC	206,091
2,690	MAIDENFORM BRANDS INC	53,854

Shares	Common Stocks - 83.78% (Continued)	Value
4,740	MANNATECH INC	$ 76,456
3,230	MANTECH INTERNATIONALL CORP- A	110,208
3,170	MARINEMAX INC	76,587
9,920	MARINER ENERGY INC	199,491
4,850	MARTEK BIOSCIENCES CORP	113,054
5,680	MARVEL ENTERTAINMENT INC	158,586
7,890	MASTEC INC	88,763
5,020	MATRIX SERVICE COMPANY	92,468
9,050	MATTSON TECHNOLOGY INC.	78,826
7,820	MCG CAPITAL CORP	154,601
6,320	MEADOWBROOK INSURANCE GROUP	63,453
3,460	MEDCATH CORPORATION	99,094
3,090	MEDIA GENERAL INC	123,631
6,750	MEDICAL PROPERTIES TRUST IN	105,503
3,000	THE MEDICINES COMPANY	91,860
3,340	MEDICIS PHARMACEUTICAL CL. A	126,686
5,250	THE MENS WEARHOUSE	225,435
4,060	MENTOR CORP	207,019
4,820	MENTOR GRAPHICS	89,652
2,510	MERIDIAN BIOSCIENCE INC	74,422
3,120	MERITAGE CORPORATION	138,684
3,640	METAL MANAGEMENT INC	149,386
10,240	MICREL INC	103,526
4,210	MICROS SYSTEMS INC	237,023
1,340	MICROSTRATEGY INC	162,703
770	MIDDLEBY CORP	86,071
4,040	MILLER HERMAN INC	151,904
3,160	MOLINA HEALTHCARE INC	97,423
6,190	MONACO COACH CORP	93,345
2,990	MONARCH CASINO & RESORT INC	75,139
1,650	MORNINGSTAR INC	75,570
4,210	MUELLER INDUSTRIES	137,120
5,190	MYERS INDUSTRIES	89,372
4,740	MYRIAD GENETICS INC	169,408
6,830	NBTY INC	354,136

Shares	Common Stocks - 83.78% (Continued)	Value
2,830	NCI BUILDING SYSTEMS	$ 161,084
720	NACCO INDUSTRIES INC	104,004
4,160	NARA BANCORP INC	81,661
2,250	NASH FINCH CO	64,980
3,550	NATCO GROUP	123,398
7,270	NATIONAL PENN BANCSHARES INC	136,676
7,920	NATIONWIDE HEALTH PPTYS INC	263,894
2,010	NAVIGATORS GROUP INC	96,058
2,600	NEENAH PAPER INC	88,738
2,680	NETFLIX INC.	61,104
1,980	NEW RIVER PHARMACEUTICALS	110,682
5,990	NEWCASTLE INVESTMENT CORP	194,196
2,190	NEWMARKET CORP	121,983
6,000	NICOR INC	273,000
3,460	NORDSON CORP	178,951
8,430	NORTHSTAR REALTY FINANCE CORP	148,790
3,040	NORTHWEST NATURAL GAS	123,698
4,020	NOVEN PHARMACEUTICALS INC	109,987
3,980	OM GROUP INC.	194,463
5,850	OSI PHARMACEUTICALS, INC.	199,017
3,100	OAKLEY INC	71,796
7,350	OCWEN FINANCIAL CORPORATION	103,488
2,970	ODYSSEY RE HLDGS CORP	117,167
7,322	OHIO CASUALTY	216,292
4,050	OLD NATL BANCORP	75,897
7,702	OMNI VISION TECHNOLOGIES	88,881
4,820	OMNICELL INC	99,870
17,350	ON SEMICONDUCTOR CORPORATION	145,046
3,720	OPLINK COMMUNICATIONS INC	70,606
9,760	ORASURE TECHNOLOGIES INC	80,813
7,350	ORBITAL SCIENCES CORP	125,391
4,130	OTTER TAIL POWER CO	133,523
2,230	OXFORD INDUSTRIES	106,572
3,700	PFF BANCORP INC	125,319
4,560	PUBLIC SERVICE NEW MEXICO	138,989

Shares	Common Stocks - 83.78% (Continued)	Value
2,850	PRA INTERNATIONAL	$ 68,172
1,810	PS BUSINESS PARKS INC.	136,130
3,000	PW EAGLE INC	98,940
3,980	PACER INTERNATIONAL INC	124,017
6,910	PACIFIC CAPITAL BANCORP.	220,844
7,130	PACKETEER, INC.	95,542
8,820	PAIN THERAPEUTICS INC	79,468
11,994	PALM INC	165,877
2,700	PALOMAR MEDICAL TECHNOLOGIES	134,352
3,000	PANTRY INC	146,430
3,100	PAPA JOHNS PIZZA	85,622
5,370	PAR PHARMACEUTICAL COS INC	141,661
2,500	PARK ELECTROCHEMICAL CORP	66,725
16,290	PARKER DRILLING CO.	150,845
5,820	PAXAR CORPORATION	127,924
7,040	PAYLESS SHOESOURCE INC.	239,008
2,170	PENN VIRGINIA CORP	159,018
4,050	PENN REAL ESTATE INVESTMENT TRUST	172,935
3,850	PEOPLE SUPPORT INC	91,823
4,240	PERFICIENT INC	88,658
9,090	PEROT SYSTEMS CORP.	148,531
10,130	PERRIGO CORP	175,046
19,410	PETROHAWK ENERGY CORP	223,991
1,870	PETROLEUM DEVELOPMENT CORP	95,800
3,670	PHARMANET DEVELOPMENT INC	72,850
1,650	PHARMION CORP	52,553
5,630	PHILLIPS-VAN HEUSEN	310,495
15,190	PHOENIX COMPANIES INC	228,306
4,620	PIEDMONT NATURAL GAS	119,242
4,390	PIKE ELECTRIC CORP	71,425
6,490	PINNACLE ENTERTAINMENT INC	224,100
2,470	PINNACLE FINANCIAL PARTNERS	78,595
3,560	PIONEER COMPANIES INC	106,586
6,180	PIONEER DRILLING COMPANY	78,301
2,420	PIPER JAFFRAY COS	166,835

Shares	Common Stocks - 83.78% (Continued)		Value
2,930	PLACER SIERRA BANCSHARES	$	80,546
6,102	PLEXUS		102,514
8,940	POLYCOM INC		300,563
16,450	POLYONE		120,579
2,170	PORTFOLIO RECOVERY ASSOCIATE		94,330
4,480	POST PROPERTIES INC		217,280
4,410	POTLATCH CORP		208,196
5,190	POZEN INC.		87,763
1,790	PRE PAID LEGAL SERVICES		69,595
1,200	PREFERRED BANK OF LOS ANGELES		78,456
4,890	PRESTIGE BRANDS HOLDINGS		62,152
3,350	PRICELINE		142,777
2,510	PRIVATE BANCORP INC		93,849
3,410	PROGENICS PHARMACEUTICALS, INC.		102,198
2,720	PROGRESS SOFTWARE		77,275
3,830	PROSPERITY BANCSHARES INC		134,050
4,800	PROVIDENT BANKSHARES ORP		170,112
4,560	QUANEX CORP.		178,706
6,550	QUEST SOFTWARE INC		97,792
5,650	QUIDEL CORP		76,784
2,580	RAIT INVESTMENT TRUST		96,466
3,940	RCN CORP		116,979
2,749	RC2 CORP		108,613
2,550	RLI CORP		141,117
4,410	RADISYS CORP.		74,132
6,360	RADYNE CORP		66,526
4,050	RARE HOSPITALITY INTERNATIONAL, INC		127,737
3,380	RBC BEARINGS INC		103,698
14,570	REAL NETWORKS INC		155,462
9,140	REALTY INCOME CORP		263,049
3,960	REGAL BELOIT		199,267
5,352	REGIS		223,660
9,460	RENT-A-CENTER, INC.		278,692
6,550	REPUBLIC AIRWAYS HOLDINGS		125,236
4,160	RIGHTNOW TECHNOLOGIES INC		59,821

Shares	Common Stocks - 83.78% (Continued)	Value
4,480	ROCKWOOD HOLDINGS INC	$ 118,720
1,920	ROFIN- SINAR TECH	125,626
2,070	ROGERS CORP	106,978
3,130	ROLLINS INC.	68,297
3,810	RUTH'S CHRIS STEAK HOUSE	81,839
3,650	RYERSON INC	114,501
11,740	SAIC INC	217,777
2,210	SPSS INC	68,554
2,270	SRA INTERNATIONAL INC	57,431
5,312	SVB FINANCIAL GROUP	247,805
4,305	SWS GROUP INC	108,615
2,210	SAFETY INSURANCE GROUP INC	107,936
4,310	SAIA INC	114,862
10,180	SAVIENT PHARMACEUTICALS INC	151,987
3,220	SCANSOURCE INC	94,475
3,380	SCHNITZER STEEL INDS- A	130,130
4,762	SCHOLASTIC CORP.	168,337
1,470	SCHOOL SPECIALITY INC	57,257
3,540	SCHULMAN INC	73,915
2,920	SCHWEITZER-MAUDUIT	70,927
5,170	SCIELE PHARMACEUTICAL INC	122,788
70	SEABOARD CORP	134,890
3,030	SEACOAST BANKING CORP. OF FLORIDA	70,023
7,970	SECURE COMPUTING CORP	53,080
5,800	SELECT COMFORT CORP.	106,952
3,520	SELECTIVE INSURANCE GROUP	181,104
4,670	SEMTECH CORPORATION	63,979
6,820	SENIOR HOUSING PROPERTIES TRUST	177,456
5,650	SENOMYX INC	82,603
2,410	SHOE CARNIVAL INC	76,710
3,700	SIGNATURE BANK	122,507
2,850	SILGAN HOLDINGS INC	133,466
10,160	SILICON IMAGE INC	122,834
8,660	SIRENZA MICRODEVICES INC	60,966
8,690	SKYWEST INC	235,847

Shares	Common Stocks - 83.78% (Continued)	Value
6,150	SMITH & WESSON HOLDING CORP	$ 68,265
2,960	SMITH (A.O.) CORP	113,516
4,590	SMITH MICRO SOFTWARE INC	62,608
9,080	SONIC CORP	201,667
7,170	SONICWALL INC	60,443
6,460	SOTHEBY'S	239,537
1,580	SOUTH JERSEY INDUSTRIES	52,203
1	SOUTHERN UNION COMPANY	19
4,760	SOUTHWEST GAS CORP	186,830
2,160	SOVRAN SELF STORAGE, INC.	129,600
3,980	SPARTAN STORES INCORPORATED	94,167
4,220	SPARTECH CORP.	118,244
1,790	SPEEDWAY MOTORSPORTS INC.	69,058
11,952	SPIRIT FINANCE CORP	149,639
3,910	STAGE STORES INC	125,472
10,285	STERLING BANCSHARES INC/TX	123,934
2,770	STERLING CONSTRUCTION CO	56,840
5,450	STERLING FINANCIAL CORP	180,777
3,230	STONE ENERGY CORP	109,788
7,980	STRATEGIC HOTEL CAPITAL INC	171,730
6,580	SUN HEALTHCARE GROUP INC	81,066
6,060	SUNRISE ASSISTED LIVING	216,706
6,530	SUNSTONE HOTLE INVESTORS INC	184,734
1,550	SUPERTEX INC	57,877
1,970	SURMODICS INC	70,841
3,500	SWIFT ENERGY CO	155,190
12,010	SYBASE INC	310,939
5,010	SYKES ENTERPRISES	73,196
2,400	SYNNEX CORP	46,080
7,100	SYNIVERSE HOLDINGS INC	104,228
5,540	SYSTEMAX, INC	120,883
9,862	TTM TECHNOLOGIES	105,622
2,610	TALBOTS INC	61,596
4,190	TALX CORP	133,493
3,720	TELEDYNE TECHNOLOGIES INC	141,918

Shares	Common Stocks - 83.78% (Continued)		Value
7,070	TEMPUR-PEDIC INTERNATIONAL	$	168,266
5,630	TENNECO AUTOMOTIVE INC.		130,898
2,730	TESSERA TECHNOLOGIES INC		104,395
4,240	TEXAS CAPITAL BANCSHARES INC		82,510
2,130	TEXAS UNITED BANCSHARES		74,380
7,380	THESTREET.COM INC		73,062
27,080	TIBCO SOFTWARE INC		251,302
2,960	TIERONE CORP		89,155
8,570	TIME WARNER TELECOM -CL A		199,510
4,030	TOOTSIE ROLLS INDS		127,832
2,880	TOWER GROUP INC		96,768
5,240	TRADESTATION GROUP INC		66,862
4,210	TRANSACTION SYSTEMS ARCHITECTS		152,192
1,730	TRAVELZOO INC		52,869
6,424	TRIDENT MICROSYSTEMS INC		134,069
2,180	TRIAD GUARANTY INC.		112,270
8,370	TRIARC COMPANIES - B		163,634
2,240	TRICO MARINE SERVICES INC		72,867
7,580	TRIMERIS, INC.		102,027
4,700	THE TRIZETTO GROUP, INC.		97,478
4,190	TRUE RELIGION APPAREL INC		70,308
7,180	TUPPERWARE CORPORATION		167,509
3,720	II VI INC		111,749
3,910	UMB FINL CORP		142,989
1,620	USANA HEALTH SCIENCES INC		85,990
13,140	USEC INC.		178,178
4,120	USA MOBILITY INC		83,636
4,200	UNISOURCE ENERGY CORP HLD CO		157,584
2,150	UNITED INDUSTRIAL CORP		108,597
8,510	UNITED ONLINE INC		119,480
3,520	UNITED STATIONERS INC		179,379
2,770	UNITED THERAPUETICS CORP		148,472
1,280	UNIVERSAL FOREST PRODUCTS		62,592
16,690	UTSTARCOM INC		147,373
10,400	VAALCO ENERGY INC		67,704

Shares	Common Stocks - 83.78% (Continued)	Value
6,800	VALASSIS COMMUNICATIONS INC	$ 104,516
2,290	VALEANT PHARM	40,373
5,760	VALUECLICK INC	146,995
3,680	VARIAN INC	196,917
6,020	VARIAN SEMICONDUCTOR EQUIPMENT	247,723
2,920	VEECO INSTRUMENTS INC.	56,035
1,760	VERTRUE INC	81,822
3,260	VIAD CORP	136,724
3,530	VIASET INC	116,384
4,890	VIASYS HEALTHCARE INC	143,913
3,770	VIGNETTE CORPORATION	67,558
3,760	VIRGINIA COMMERCE BANCORP	81,780
10,070	VIROPHARMA INC	171,492
2,680	VITAL IMAGES INC	89,914
3,105	VOLT INFO SCIENCES INC	109,793
16,500	W HOLDING COMPANY INC	86,790
3,410	W-H ENERGY SERVICES INC	154,746
3,940	WMS INDUSTRIES INC.	156,260
6,122	WABTEC CORPORATION	196,026
5,650	THE WARNACO GROUP INC	159,839
4,820	WASTE CONNECTIONS	210,007
2,250	WASTE INDUSTRIES USA INC	66,533
4,760	WATSON WYATT & CO HOLDINGS	210,820
3,660	WATTS INDUSTRIES INC. - CL A.	160,930
5,972	WEBSENSE INC	129,294
10,840	WEBMETHODS INC	81,625
3,460	WEST PHARMACEUTICAL SERVICES	167,914
820	WESTAMERICA BANCORP	40,877
10,030	WESTAR ENERGY INC	266,397
2,500	WESTERN ALLIANCE BANCORP	84,000
10,940	WESTWOOD ONE INC	75,814
13,760	WET SEAL INC - CL A	88,890
5,590	WILD OATS MKTS INC	81,223
3,780	WILSHIRE BANCORP INC	68,985
3,910	WINNEBAGO INDUSTRIES	131,141

Shares	Common Stocks - 83.78% (Continued)		Value
6,230	WINSTON HOTELS INC	$	86,784
3,660	WINTRUST FIANCIAL CORP		167,591
3,700	WITNESS SYSTEMS INC		83,768
6,435	WOLVERINE WORLD WIDE		198,005
3,550	WOODWARD GOVERNOR CO		148,532
2,560	WORLD ACCEPTANCE CORP		112,666
1,350	WORLD FUEL SERVICES CORP		61,898
4,110	ZENITH NATIONAL INSURANCE CP		187,827
8,530	ZORAN		119,164
4,040	ZYGO CORP		62,014
1,940	ZOLL MED CORP		121,677
	Total Common Stocks (Cost $71,739,078)		**84,131,359**

Principal	Short-Term Investments - 13.90%		
$ 13,958,155	REPURCHASE AGREEMENT (Cost $13,958,155)		**13,958,155**
	TOTAL INVESTMENTS - 97.68% (Cost $85,697,233)	$	**98,089,514**
	OTHER ASSETS AND LIABILITIES - 2.32%		2,325,026
	NET ASSETS - 100%	$	**100,414,540**

Contracts	Open Futures Contracts		Unrealized Gain
193	Russell 2000 Mini, expiring March 2007	$	199,959

Notional	Open Equity Index Swap Contracts		Unrealized Gain
$ 31,208,068	Russell 2000 Index Swap, Maturing February 2007	$	434,082
19,326,996	Russell 2000 Index Swap, Maturing March 2007		62,142
		$	496,224

Rydex Series Trust - Russell 2000 Advantage Fund
STATEMENT OF ASSETS AND LIABILITIES
January 31, 2007 (Unaudited)

Assets		
Investment Securities		
At Cost	$	85,697,233
At Value	$	98,089,514
Cash		2,458,845
Dividends and interest receivable		34,528
Total Assets		100,582,887
Liabilities		
Investment advisory fees payable		73,924
Transfer agent fees payable		20,535
Fund Accounting fees payable		8,214
Distribution (12b-1) fees payable		8,123
Custody fees payable		2,135
Payable for securities purchased on margin		33
Accrued expenses and other liabilities		55,383
Total Liabilities		168,347
Net Assets	$	100,414,540
Net Assets Consist Of:		
Paid in capital	$	76,809,686
Distribution in excess of net investment income		(928,972)
Accumulated net realized gain from security transactions		11,941,586
Net unrealized appreciation of investments		12,592,240
Net Assets	$	100,414,540
Net Assets		
Class A Shares	$	6,077,620
Class C Share	$	25,067,572
Class H Shares	$	69,269,348
Shares Outstanding:		
Class A Shares		162,844
Class C Share		703,397
Class H Shares		1,856,605
Net Asset Value Per Share:		
Class A Shares	$	37.32
Class A Shares - Maximum offering price	$	39.18
Class C Share	$	35.64
Class H Shares	$	37.31

PROXY VOTING POLICY

Information regarding how the Fund voted proxies relating to portfolio securities for the most recent twelve month period ended June 30 as well as a description of the policies and procedures that the Fund uses to determine how to vote proxies is available without charge, upon request, by calling 1-866-263-9260 or by referring to the Security and Exchange Commission's ("SEC") website at http://www.sec.gov.

PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-866-263-9260.

INVESTMENT ADVISOR
Critical Math Advisors LLC
182 Tamarack Circle
Skillman, New Jersey 08558

ADMINISTRATOR
Gemini Fund Services, LLC
450 Wireless Blvd.
Hauppauge, New York 11788